Grupo Financiero Galicia S.A. "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"
Financial Statements for the six-month period ended June 30, 2010, presented in comparative format.

Company’s Name:	Grupo Financiero Galicia S.A. "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Legal domicile:	Tte. Gral. Juan D. Perón No. 456 – 2nd floor, Autonomous City of Buenos Aires

Principal line of business:	Financial and Investment Activities

Fiscal year N° 12
For the six-month period commenced January 1, 2010 and ended June 30, 2010, presented in comparative format.

Date of registration with the Public Registry of Commerce:

Of Bylaws:	September 30, 1999

Date of latest amendment to Bylaws:	July 16, 2010

Registration number with the Corporation Control Authority (I.G.J.):	12,749

Sequential Number – Corporation Control Authority (I.G.J.):	1,671,058

Date of expiration of the Company’s Bylaws:	June 30, 2100

Description of the Controlling Company:

Company’s Name:	EBA Holding S.A.

Principal line of business:	Financial and Investment Activities

Interest held by the Controlling Company in the Shareholders’ equity as of 06.30.10:	22.65%

Percentage of votes which the Controlling Company is entitled to as of 06.30.10:	59.42%

Capital status as of 06.30.10 (Note 8 to the Financial Statements) (figures stated in thousands of pesos for “Subscribed” and “Paid-in” shares)
Shares
Number	Class	Voting rights per share	Subscribed	Paid-in
281,221,650	Ordinary class “A”, face value of 1	5	281,222	281,222
960,185,367	Ordinary class “B”, face value of 1	1	960,185	960,185
1,241,407,017			1,241,407	1,241,407

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Balance Sheet
As of June 30, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	06.30.10	12.31.09
ASSETS
CASH AND DUE FROM BANKS	3,999,529	3,696,309
-Cash	1,253,368	1,379,888
-Financial institutions and correspondents	2,746,161	2,316,421
-Argentine Central Bank	2,528,793	2,066,792
-Other local financial institutions	42,674	6,783
-Foreign	174,694	242,846
GOVERNMENT AND CORPORATE SECURITIES	3,627,061	3,920,407
-Holdings of securities in investment accounts and special investment accounts	589,908	43,350
-Holdings of trading securities	134,646	114,186
-Government securities received in connection with reverse repo transactions with the Argentine Central Bank	-	152,650
-Government unlisted securities	672,625	1,981,972
-Investments in listed corporate securities	4,527	13,171
-Securities issued by the Argentine Central Bank	2,225,355	1,615,078
LOANS	17,028,298	13,477,901
-To the non-financial public sector	21,546	25,416
-To the financial sector	71,781	25,352
-Interbank loans (call money loans granted)	71,700	25,300
-Other loans to local financial institutions	47	24
-Accrued interests, adjustments and quotation differences receivable	34	28
-To the non-financial private sector and residents abroad	17,867,014	14,233,579
-Advances	944,225	630,068
-Promissory notes	3,407,330	3,205,433
-Mortgage loans	916,642	964,291
-Pledge loans	72,842	64,819
-Personal loans	3,290,340	1,724,413
-Credit card loans	7,062,533	5,691,335
-Others	1,983,296	1,828,591
-Accrued interests, adjustments and quotation differences receivable	243,937	178,837
-Documented interest	(53,022)	(54,185)
-Unallocated collections	(1,109)	(23)
-Allowances	(932,043)	(806,446)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,207,595	3,360,434
-Argentine Central Bank	370,083	493,129
-Amounts receivable for spot and forward sales to be settled	919,712	23,650
-Securities receivable under spot and forward purchases to be settled	49,273	681,148
-Premiums from brought options	39	436
-Others not included in the debtor classification regulations	1,439,787	1,659,726
-Unlisted negotiable obligations	39,016	38,979
-Balances from forward transactions without delivery of underlying asset to be settled	2,285	1,040
-Others included in the debtor classification regulations	413,738	488,280
-Accrued interests receivable not included in the debtor classification regulations	5,743	4,554
-Accrued interests receivable included in the debtor classification regulations	431	2,523
-Allowances	(32,512)	(33,031)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Balance Sheet
As of June 30, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	06.30.10	12.31.09
ASSETS UNDER FINANCIAL LEASES	343,641	339,150
-Assets under financial leases	347,417	342,759
-Allowances	(3,776)	(3,609)
EQUITY INVESTMENTS	54,172	53,895
-In financial institutions	1,949	1,882
-Others	58,030	57,973
-Allowances	(5,807)	(5,960)
MISCELLANEOUS RECEIVABLES	818,831	1,155,178
-Receivables for assets sold	33,797	34,106
-Minimum presumed income tax	367,608	328,619
-Others	456,989	820,875
-Accrued interests on receivables for assets sold	441	124
-Other accrued interests and adjustments receivable	111	109
-Allowances	(40,115)	(28,655)
FIXED ASSETS	902,922	898,321
MISCELLANEOUS ASSETS	80,131	63,841
INTANGIBLE ASSETS	480,666	572,324
-Goodwill	23,821	26,346
-Organization and development expenses	456,845	545,978
UNALLOCATED ITEMS	15,593	27,239
OTHER ASSETS	43,436	37,367
TOTAL ASSETS	30,601,875	27,602,366

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Balance Sheet
As of June 30, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	06.30.10	12.31.09
LIABILITIES
DEPOSITS	18,554,009	17,039,366
-Non-financial public sector	929,979	1,377,236
-Financial sector	268,172	228,480
-Non-financial private sector and residents abroad	17,355,858	15,433,650
-Current accounts	4,698,788	3,631,399
-Savings Accounts	5,171,079	4,765,626
-Time Deposits	7,028,299	6,727,792
-Investment accounts	98,686	109
-Others	301,188	248,247
-Accrued interests and quotation differences payable	57,818	60,477
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	6,690,289	6,119,437
-Argentine Central Bank	1,410	3,215
-Others	1,410	3,215
-Banks and international entities	606,383	545,022
-Unsubordinated negotiable obligations	1,273,829	1,539,754
-Amounts payable for spot and forward purchases to be settled	49,809	618,375
-Securities to be delivered under spot and forward sales to be settled	1,050,818	175,655
-Loans from local financial institutions	297,592	251,481
-Interbank loans (call money loans received)	55,000	70,000
-Other loans from local financial institutions	240,885	179,701
-Accrued interests payable	1,707	1,780
-Balances from forward transactions without delivery of underlying asset to be settled	2,323	8,060
-Others	3,373,315	2,934,951
-Accrued interests and quotation differences payable	34,810	42,924
MISCELLANEOUS LIABILITIES	653,750	578,699
-Dividends payable	2,305	17,000
-Directors' and syndics' fees	4,132	7,071
-Others	647,313	554,628
PROVISIONS	875,191	255,922
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,208,342	1,137,447
UNALLOCATED ITEMS	6,128	7,393
OTHER LIABILITIES	129,544	122,994
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES	325,943	288,569
TOTAL LIABILITIES	28,443,196	25,549,827
SHAREHOLDERS' EQUITY	2,158,679	2,052,539
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	30,601,875	27,602,366

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Memorandum Accounts
As of June 30, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	06.30.10	12.31.09
DEBIT	30,883,126	25,834,331
CONTINGENT	7,267,137	6,585,436
-Loans obtained (unused balances)	89,368	83,095
-Guarantees received	4,685,525	4,353,162
-Others not included in the debtor classification regulations	18,723	16,813
-Contingencies re. contra items	2,473,521	2,132,366
CONTROL	14,504,149	12,295,092
-Uncollectible loans	1,417,051	920,032
-Others	12,473,855	10,916,434
-Control re. contra items	613,243	458,626
DERIVATIVES	7,250,465	5,546,998
-"Notional" value of forward transactions without delivery of underlying asset	3,662,974	2,558,926
-Interest rate swaps	108,000	45,500
-Others	961,500	523,000
-Derivatives re. contra items	2,517,991	2,419,572
TRUST ACCOUNTS	1,861,375	1,406,805
-Trust funds	1,861,375	1,406,805
CREDIT	30,883,126	25,834,331
CONTINGENT	7,267,137	6,585,436
-Loans granted (unused balances)	1,534,186	1,323,498
-Guarantees granted to the Argentine Central Bank	2,113	3,135
-Other guarantees granted included in the debtor classification regulations	225,538	194,474
-Other guarantees granted not included in the debtor classification regulations	345,220	364,851
-Others included in the debtor classification regulations	356,580	234,159
-Others not included in the debtor classification regulations	9,884	12,249
-Contingencies re. contra items	4,793,616	4,453,070
CONTROL	14,504,149	12,295,092
-Checks and drafts to be credited	613,021	458,411
-Others	441,183	416,731
-Control re. contra items	13,449,945	11,419,950
DERIVATIVES	7,250,465	5,546,998
-"Notional" value of put options written	104,704	121,815
-"Notional" value of call options written	-	8,100
-"Notional" value of forward transactions without delivery of underlying asset	1,934,287	2,181,157
-Others	479,000	108,500
-Derivatives re. contra items	4,732,474	3,127,426
TRUST ACCOUNTS	1,861,375	1,406,805
-Trust liabilities re. contra items	1,861,375	1,406,805

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Income Statement
For the six-month period commenced January 1, 2010 and ended June 30, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

	06.30.10	06.30.09
FINANCIAL INCOME	1,540,331	1,473,552
-Interest on cash and due from banks	331	380
-Interest on loans to the financial sector	1,795	2,833
-Interest on advances	79,303	106,019
-Interest on promissory notes	227,423	192,886
-Interest on mortgage loans	51,071	61,184
-Interest on pledge loans	4,797	6,021
-Interest on credit card loans	502,617	408,774
-Interest on other loans	297,131	202,076
-Net income from government and corporate securities	246,509	213,052
-Interest on other receivables resulting from financial brokerage	8,723	9,987
-Net income from secured loans – Decree No. 1387/01	1,793	8,748
-CER adjustment	2,846	20,941
-Exchange rate differences on gold and foreign currency	21,076	69,227
-Others	94,916	171,424
FINANCIAL EXPENSES	645,703	733,873
-Interest on current account deposits	5,476	6,599
-Interest on savings account deposits	2,330	1,716
-Interests on time deposits	360,345	436,838
-Interest on interbank loans received (call money loans)	3,687	1,772
-Interest on other loans from financial institutions	13	1,234
-Interest on other liabilities resulting from financial brokerage	75,679	134,963
-Interest on subordinated obligations	67,335	60,626
-Other interest	1,852	1,524
-Net income from options	397	-
-CER adjustment	83	231
-Contributions made to Deposit Insurance Fund	15,152	12,547
-Others	113,354	75,823
GROSS FINANCIAL MARGIN	894,628	739,679
PROVISIONS FOR LOAN LOSSES	235,999	322,152
INCOME FROM SERVICES	1,126,610	825,389
-Related to lending transactions	290,266	202,087
-Related to borrowing transactions	265,430	209,014
-Other commissions	19,073	11,942
-Others	551,841	402,346
EXPENSES FOR SERVICES	315,943	221,918
-Commissions	126,725	91,532
-Others	189,218	130,386

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Income Statement
For the six-month period commenced January 1, 2010 and ended June 30, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

	06.30.10	06.30.09
ADMINISTRATIVE EXPENSES	1,219,484	949,061
-Personnel expenses	695,409	523,552
-Directors’ and syndics' fees	5,093	3,429
-Other fees	36,025	31,192
-Advertising and publicity	76,442	54,669
-Taxes	82,958	65,374
-Depreciation of bank premises and equipment	36,484	36,891
-Amortization of organization expenses	27,718	20,582
-Other operating expenses	159,851	135,584
-Others	99,504	77,788
NET INCOME FROM FINANCIAL BROKERAGE	249,812	71,937
MINORITY INTEREST RESULT	(46,108)	(18,050)
MISCELLANEOUS INCOME	275,334	331,751
-Net income from equity investments	2,836	-
-Penalty interests	21,361	18,469
-Loans recovered and allowances reversed	42,490	19,699
-CER adjustment	-	16
-Others	208,647	293,567
MISCELLANEOUS LOSSES	271,790	178,161
-Net income from equity investments	-	2,209
-Penalty interests and charges in favor of the Argentine Central Bank	31	37
-Provisions for losses on miscellaneous receivables and other provisions	35,789	50,629
-CER adjustment	20	-
-Amortization of differences arising from court resolutions	158,755	55,301
-Depreciation and losses from miscellaneous assets	613	719
-Amortization of goodwill	5,396	5,701
-Others	71,186	63,565
NET INCOME BEFORE INCOME TAX	207,248	207,477
INCOME TAX	109,168	78,768
NET INCOME FOR THE PERIOD	98,080	128,709

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the six-month period commenced January 1, 2010 and ended June 30, 2010, presented in comparative format with the same period of the previous fiscal year.
 (Figures stated in thousands of pesos)

	06.30.10	06.30.09
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
-Cash at beginning of fiscal year	5,428,730	4,795,383
-Cash at period-end	6,472,556	5,507,621
Increase in cash, net (in constant currency)	1,043,826	712,238
CAUSES FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
-Government and corporate securities	2,118,206	254,105
-Loans
-To the financial sector	1,673	3,560
-To the non-financial public sector	3,881	6,760
-To the non-financial private sector and residents abroad	(1,355,569)	294,409
-Other receivables resulting from financial brokerage	143,039	56,806
-Assets under financial leases	17,489	96,118
-Deposits
-To the financial sector	39,692	16,347
-To the non-financial public sector	(455,932)	45,533
-To the non-financial private sector and residents abroad	1,220,682	268,447
-Other liabilities from financial brokerage
-Financing from the financial sector
-Interbank loans (call money loans received)	27,313	(1,772)
-Others (except from liabilities included in financing activities)	351,027	135,021
Collections related to income from services	1,309,619	1,040,911
Payments related to expenses for services	(283,158)	(277,053)
Administrative expenses paid	(1,247,479)	(979,793)
Payment of organization and development expenses	(70,146)	(53,297)
Collection for penalty interests, net	21,330	18,432
Differences arising from court resolutions paid	(14,332)	(32,857)
Collection of dividends from other companies	3,879	869
Other collections related to miscellaneous profits and losses	25,027	28,115
Net collections / (payments) for other operating activities
-Other receivables and miscellaneous liabilities	(193,308)	14,359
-Other operating activities, net	35,460	108,628
Income tax and minimum presumed income tax payment	(79,000)	(45,944)
Net cash flow generated by operating activities	1,619,393	997,704
Investment activities
Payments for bank premises and equipment, net	(30,425)	(21,906)
Payments for miscellaneous assets, net	(18,633)	(21,620)
Payments for equity investments	(335,166)	(3,350)
Other collections / (Payments) for investment activities
-Cash and cash equivalents related to the acquisition of Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Universal Processing Center S.A.	117,549	-
Net cash flows used in investment activities	(266,675)	(46,876)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the six-month period commenced January 1, 2010 and ended June 30, 2010, presented in comparative format with the same period of the previous fiscal year.
 (Figures stated in thousands of pesos)

	06.30.10	06.30.09
Financing activities
Net collections/(payments) for:
-Unsubordinated negotiable obligations	(416,637)	(127,219)
-Argentine Central Bank
-Others	(1,805)	10
-Banks and international entities	59,984	(250,944)
-Subordinated obligations	(36,914)	(30,074)
-Loans from local financial institutions	13,404	13,261
Distribution of dividends	(1,380)	(289)
Other collections from financing activities	1,689	-
Cash flow used in financing activities	(381,659)	(395,255)
Financial results and by holding of cash and cash equivalents (including interest and monetary result)	72,767	156,665
Increase in cash, net	1,043,826	712,238

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Supplementary Accounting Information
Notes to the Consolidated Financial Statements
For the six-month period commenced January 1, 2010 and ended June 30, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:                      PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. (the Company) and its subsidiaries located in Argentina and abroad and form part of said Company’s quarterly/annual financial statements as supplementary information; for this reason, they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003 by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank’s Communiqué “A” 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:                      ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a.	Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.’s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. (in liquidation) and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries’ accounting balances was made according to the following:
i.	Assets and liabilities were converted into pesos according to item b.1.
ii.	Allotted capital has been computed for the actually disbursed restated amounts.
iii.	Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.
iv.
Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued
b.	Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

Furthermore, the consolidated financial statements of Sudamericana Holding S. A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendency of Insurance, which in some aspects differ from the Argentine GAAP in force, in particular with respect to the valuation of investments in Secured Loans and certain government securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1.           Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of June 30, 2010, December 31, 2009 and June 30, 2009, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.9318, $ 3.7967 and $ 3.7952, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2.           Government and corporate securities
b.2.1.        Government Securities
b.2.1.1.   Holdings of securities in investment accounts
Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015)
In January 2010, Bonar 2015 with a F.V. of $ 668,178 were recorded in this item, from which F.V. $ 627,178 were valued at their acquisition cost increased according to the internal rate of return (IRR) (see item b.2.1.4.c) and F.V. $ 41,000 were valued at market values as of the previous fiscal year-end.  Holdings of these securities are valued at their acquisition cost at the closing of operations on the day before they were recognized. Consequently, the recognition of F.V. $ 627,178 generated income of $ 240,624.

As of June 30, 2010, these holdings have been valued at their acquisition cost increased on an exponential basis according to their IRR.

Had these securities been valued at market price, Banco de Galicia y Buenos Aires S. A.´s Shareholders´ Equity would have been decreased by $ 62,048 as of June 30, 2010.

b.2.1.2.        Holdings of trading securities
These are recorded at the closing price for each class of securities at period/fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

The same criterion was applied to holdings of such bonds used in purchase and sale transactions pending settlement.

b.2.1.3.        Government securities from repo transactions with the Argentine Central Bank.
As of the previous fiscal year-end, these securities were valued as per the above item b.2.1.2.
b.2.1.4.        Government unlisted securities
Taking into consideration the valuation criteria used, these holdings include the following securities:

a)	National Government Bonds in US dollars LIBOR due 2012 – Compensatory and Hedge Bonds (Boden 2012):
In this period, the position of these bonds, as a whole, has been realized, which as of the beginning of the fiscal year amounted to $ 1,731,089. Thus, an allowance for impairment of value established for such purposes was applied for $ 188,977.

At the close of the previous fiscal year and pursuant to the option provided for in current regulations, these have been valued at their technical value.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued

The same criterion was applied to holdings of such bonds used in repo transactions recorded under “Other Receivables Resulting from Financial Brokerage” and “Miscellaneous Receivables”.

Had these securities been marked to market, the shareholders’ equity would have been reduced by approximately $ 175,818 as of December 31, 2009.

b)	Discount Bonds and GDP-Linked Negotiable Securities:
These Bonds were received in exchange for Mid-Term Argentine Republic External Notes, Series 74 and 75, carried out by the National Government pursuant to Decree No. 1735/04.

As of June 30, 2010 and December 31, 2009, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities and the carrying value of the securities tendered as of March 17, 2005. Said amount was net of charged financial services. Had these securities been marked to market, as of June 30, 2010 and December 31, 2009, Banco de Galicia y Buenos Aires S.A’ Shareholders’ equity would have been reduced by approximately $ 292,347 and $ 284,111, respectively.

c)	Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015):
These bonds derived from the debt swap offered by the National Government as per resolutions Nos. 216/09 and 57/09, which were jointly adopted by the Ministry of Finance (Secretaría de Hacienda y de Finanzas).

Banco de Galicia y Buenos Aires S.A. exchanged National Government Bonds in Pesos at 2% due 2014 (Boden 2014) with a F.V. of $ 683,647 (recorded in the Bank´s Shareholders equity in February 2009 within the scope of an exchange transaction of National Secured Loans at market price) for Bonar 2015 with a F.V. of $ 912,669. The exchange ratio used was Bonar 2015 with a F.V. of $ 133.50 (figure stated in Pesos) for each Boden 2014 with a F.V. of $ 100 (figure stated in Pesos).

Pursuant to the guidelines established by the Argentine Central Bank for public debt instruments subscribed through a debt swap, these bonds were stated in the Shareholders´ Equity at the value these exchanged securities had recorded.

As of December 31, 2009, these holdings amounted to a F.V. of $ 746,178, which total $ 323,744 (in January 2010, the amount of F.V. $ 627,178 was recognized in investment accounts. See note b.2.1.1).

As of June 30, 2010, these bonds recorded in this item amounted to a F.V. of $ 92,000, which total $ 46,374. These bonds have been valued at their acquisition cost increased according to their internal rate of return (IRR).

Had these securities been valued at market price, Banco de Galicia y Buenos Aires S. A.´s Shareholders´ Equity would have been increased by $ 26,306, as of June 30, 2010, and by $ 317,596, as of December 31, 2009.

b.2.1.5.      Securities issued by the Argentine Central Bank
a)	Listed securities:
These are recorded at the closing listed price for each class of securities at the end of each period/fiscal year.

The same criterion was applied to holdings of such bonds used in sale transactions pending settlement.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued

b)	Unlisted securities:
Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their IRR. These securities bought and sold pending settlement have been valued at the arrangement price for each transaction.

Had these securities been marked to market, the shareholders’ equity would have been increased by approximately $ 1,295, as of June 30, 2010, and $ 2,254, as of December 31, 2009.

Since these securities do not have volatility or present value published by the Argentine Central Bank, their market value was calculated based on the respective cash payments discounted by the internal rate of return of securities with similar characteristics and duration and with volatility published by said institution.

c)	Holdings of securities in special investment accounts:
As of the previous fiscal year-end, these securities have been valued pursuant to the provisions set forth by the Argentine Central Bank at their acquisition cost increased on an exponential basis according to their IRR.

The same criterion was applied to holdings of such securities used in repo transactions recorded under “Other Receivables Resulting from Financial Brokerage” and “Miscellaneous Receivables”.

As of the previous fiscal year-end, these securities amounted to $ 269,925 and have registered no significant differences as compared to market values.

b.2.2.        Investments in listed corporate securities
These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, when applicable.

b.3.           Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the CER has been accrued.

b.4.           Debt securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, that stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

b.5.           Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.6.           Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

b.7.           Interest in other companies
b.7.1.        In financial institutions and supplementary and authorized activities
Argentine:
Banco de Galicia y Buenos Aires S.A.’s equity investment in Banelco S.A. is valued under the equity method, based on this company’s last available financial statements.
The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S.A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electrónica S.A. exceeds the equity method value.

b.7.2.           In other companies
Argentine:
These are stated at their acquisition cost restated as mentioned in the above Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Autopista Ezeiza Cañuelas S.A. and Aguas Cordobesas S.A. exceeds their equity method value.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred in item b.1. was applied.

b.8.           Bank premises and equipment and miscellaneous assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.9.           Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item above.

b.10.           Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses”.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

In the period from December 2005 to December 2008, through Communiqué “A” 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization.

As of December 31, 2008, the balance of $ 209,661 corresponding to deferred accumulated amortizations began to be amortized as from January 2009 in up to 36 equal, monthly and consecutive installments.

As of June 30, 2010, Banco de Galicia y Buenos Aires S.A. decided that this remaining balance amounting to $ 102,534 be amortized quickly.

As of June 30, 2010 and December 31, 2009, on account of such legal proceedings, $ 114,630 and $ 259,053, respectively, were registered as assets.

b.11.           Transactions with derivative instruments
Derivative instruments have been recorded as stated in Note 18.

b.12.           Allowances for loan losses and provisions for contingent commitments
These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.13.           Income Tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of June 30, 2010, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in an accumulated tax loss.

Furthermore, and as a consequence of Banco de Galicia y Buenos Aires S. A. determining an accumulated tax loss in said tax as of December 31, 2009, the obligation to record a minimum presumed income tax has arisen. However, Banco de Galicia y Buenos Aires S.A. has registered no charge to Income on the account of minimum presumed income tax as it is described below.

b.14.           Minimum presumed income tax
Pursuant to Section 13 of the Law No. 25063 as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Based on the aforementioned, Banco de Galicia y Buenos Aires S.A, as of June 30, 2010 and December 31, 2009, has assets of $ 363,027 and $ 323,966, respectively.

In addition to the statement made in the preceding paragraphs, as of June 30, 2010, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 4,408 for the minimum presumed income tax, while as of December 31, 2009, this amount was $ 3,033.

b.15.           Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments”.

b.16.           Liabilities – Other Provisions
As of June 30, 2010 and December 31, 2009, Banco de Galicia y Buenos Aires S.A. has set up provisions for labor, legal, fiscal commitments and other miscellaneous risks.

b.17.           Accounting estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.’s management to make estimates and assessments regarding the determination of the amount of assets and liabilities, contingent assets and liabilities, as well as the income and expenses recorded for the period/fiscal year. Therefore, Banco de Galicia y Buenos Aires S.A.’s management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c.  Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires (C.A.B.A.).

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1.           Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A. would determine deferred tax assets in the amount of  $ 286,805, as of June 30, 2010, and $ 256,617, as of December 31, 2009.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued

c.2.           Valuation of assets with the non-financial public and private sectors
c.2.1.        Government Securities
Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded in special investment accounts and holdings of unlisted securities, which are described in item b.2.1.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. Differences derived from the application of the different valuation criteria are detailed in the above-mentioned Note.

c.2.2.         Financial reporting of effects generated by court decisions on deposits
As disclosed in Note 16.1 of the consolidated financial statements, as of June 30, 2010, Banco de Galicia y Buenos Aires S.A. records an asset in the amount of $ 114,630 under “Intangible Assets – Organization and Development Expenses”, while, as of December 31, 2009, said amount was $ 259,053, for the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits, within the framework of Law No. 25561, Decree No. 214/02 and complementary regulations. Argentine GAAP admit the registration of such assets and of the corresponding allowances, based on the best estimate of the recoverable amounts.

c.2.3.        Allowances for receivables from the non-financial public sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3.           Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.’s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:
a) the measurements in the financial statements that are to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and
b) the measurements in the financial statements that are to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable, due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements.

c.4.           Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interests and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable, discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.5.           Equity Investments – Negative goodwill
In accordance with Note 24 to these consolidated financial statements, as of June 30, 2010, Banco de Galicia y Buenos Aires S.A. has recorded a negative goodwill in the amount of $ 595,029, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid by the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued

It is worth mentioning that the investment value and the goodwill are subject to be reviewed in accordance with Note 24 to these financial statements.

d.	Adoption of the International Financial Reporting Standards by the National Securities Commission
In addition to the specifications set forth in Note 17 to the financial statements, the international financial reporting standards adopted by the National Securities Commission are not applicable to Banco de Galicia y Buenos Aires S.A., Galicia Seguros S.A. and Galicia Retiro S.A. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law and those established by the Argentine Superintendency of Insurance for insurance companies.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations pursuant to Law No. 17811, have approved their respective implementation plans according to the provisions set forth in General Resolution No. 562 issued by the C.N.V. Thus, Tarjetas Regionales S.A.’s board of directors approved a plan to voluntarily implement said regulations, which will be carried out in coordination with the above-mentioned subsidiaries.

This Resolution is not mandatory for the rest of the companies controlled by Grupo Financiero Galicia S.A. However, these companies’ board of directors have decided to introduce the described change in regulations as from January 1, 2012 for consolidation purposes with Grupo Financiero Galicia’s financial statements.

NOTE 3:                      BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S.A.’s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S.A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A. with its controlled company, Galval Agente de Valores S.A., holding the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A's results have been adapted to cover a six-month period as of March 31, 2010, for consolidation purposes. This Company’s financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 3:                      Continued

As of June 30, 2010
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary shares	791,353	100.0000	100.0000
Tarjetas Regionales S.A. (**)	Ordinary shares	207,586,358	100.0000	100.0000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary shares	999,996	99.9900	99.9900
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary shares	20,000	100.0000	100.0000
Tarjetas Cuyanas S.A.	Ordinary shares	1,939,970	60.0000	60.0000
Tarjeta Naranja S.A.	Ordinary shares	1,920	80.0000	80.0000
Tarjetas del Mar S.A.	Ordinary shares	2,424,208	99.9990	99.9990
Cobranzas Regionales S.A.	Ordinary shares	7,754	77.5400	77.5400
Tarjeta Naranja Dominicana S.A.	Ordinary shares	1,072,360	40.0000	40.0000
Galicia (Cayman) Limited (***)	Ordinary shares	46,413,383	100.0000	100.0000
Compañía Financiera Argentina S.A.	Ordinary shares	557,562,500	100.0000	100.0000
Cobranzas y Servicios S.A.	Ordinary shares	475,728	100.0000	100.0000
Universal Processing Center S.A.	Ordinary shares	1,526,712	100.0000	100.0000
(*) Shares stated at F.V. of 1,000 Uruguayan pesos.
(**) Ordinary shares A and B.
(***) On June 17, 2010, Galicia (Cayman) Limited’s Extraordinary Shareholders’ Meeting resolved to absorb the accumulated losses in the capital stock of US$ 15,423 and to redeem shares for US$ 6,700. Once these transactions were carried out, this company’s capital stock amounts on June, 30 2010 to US$ 46,413.

As of December 31, 2009
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary shares	791,353	100.0000	100.0000
Tarjetas Regionales S.A. (**)	Ordinary shares	207,586,358	100.0000	100.0000
Galicia Factoring y Leasing S.A. (in liquidation)	Ordinary shares	1,889,700	99.9800	99.9800
Galicia Valores S.A. Sociedad de Bolsa	Ordinary shares	999,996	99.9900	99.9900
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary shares	20,000	100.0000	100.0000
Tarjetas Cuyanas S.A.	Ordinary shares	1,939,970	60.0000	60.0000
Tarjeta Naranja S.A.	Ordinary shares	1,920	80.0000	80.0000
Tarjetas del Mar S.A.	Ordinary shares	2,424,208	99.9990	99.9990
Cobranzas Regionales S.A.	Ordinary shares	7,754	77.5400	77.5400
Tarjeta Naranja Dominicana S.A.	Ordinary shares	1,072,360	39.9998	39.9998
Galicia (Cayman) Limited	Ordinary shares	68,535,621	100.0000	100.0000
(*) Shares stated at F.V. of 1,000 Uruguayan pesos.
(**) Ordinary shares A and B.

As of June 30, 2010
Issuing company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Galicia Uruguay S.A. (in liquidation)	205,822	151,728	54,094	(4,089)
Tarjetas Regionales S.A.	731,146	1,723	729,423	146,849
Galicia Valores S.A. Sociedad de Bolsa	75,875	58,733	17,142	450
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	5,428	2,054	3,374	842
Tarjetas del Mar S.A.	74,981	55,665	19,316	(2,222)
Tarjeta Naranja S.A.	3,101,008	2,370,216	730,792	171,739
Tarjetas Cuyanas S.A.	656,026	520,403	135,623	24,369
Cobranzas Regionales S.A.	4,206	2,790	1,416	59
Tarjeta Naranja Dominicana S.A.	6,987	2,070	4,917	(3,709)
Galicia (Cayman) Limited	218,033	-	218,033	35,543
Compañía Financiera Argentina S.A.	1,437,573	504,793	932,780	-
Cobranzas y Servicios S.A.	20,292	1,934	18,358	-
Universal Processing Center S.A.	4,678	2,466	2,212	-

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 3:                      Continued

Balance Sheet as of December 31, 2009 and Income as of June 30, 2009
Issuing company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Galicia Uruguay S.A. (in liquidation)	234,228	178,044	56,184	(9,264)
Tarjetas Regionales S.A.	636,344	2,477	633,867	63,752
Galicia Factoring y Leasing S.A. (in liquidation)	6,075	331	5,744	411
Galicia Valores S.A. Sociedad de Bolsa	63,962	47,270	16,692	263
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	4,502	1,969	2,533	208
Tarjetas del Mar S.A.	62,617	41,080	21,537	(1,322)
Tarjeta Naranja S.A.	2,703,865	2,098,762	605,103	70,697
Tarjetas Cuyanas S.A.	512,468	391,601	120,867	12,737
Cobranzas Regionales S.A.	3,125	1,768	1,357	21
Tarjeta Naranja Dominicana S.A.	6,919	1,672	5,247	(8,236)
Galicia (Cayman) Limited	201,656	-	201,656	(2,429)

The controlled companies’ financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.’s financial statements.

Due to the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A. recorded a negative goodwill in the amount of $ 595,029 (See Note 24) and in the amount of $ 26,988, respectively. Pursuant to current regulations, as of June 30, 2010, this negative goodwill is recorded in the Consolidated Balance Sheet under the “Liabilities – Provisions” caption.

Balances from the Income Statement with regard to Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Universal Processing Center S.A. shall be recorded as from July 1, 2010, based on their inclusion date. With regard to the Statement of Cash Flows and Cash Equivalents, these funds have been recognized as cash flows from investment activities in a specific line.

Tarjetas Regionales S.A.’s financial statements as of June 30, 2010, a company in which Banco de Galicia y Buenos Aires S.A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S. A., Tarjetas Cuyanas S. A. and Tarjetas del Mar S. A., in which Tarjetas Regionales S. A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing company	06.30.10	12.31.09
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	99.999%	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%

Tarjeta Naranja S.A.’s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S.A. holds 87.7000% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A., as of June 30, 2010 and December 31, 2009, holds 50% and 49.9998% of the voting stock, respectively.

Taking into account the evolution of Tarjeta Naranja Dominicana S.A.´s results, Tarjeta Naranja S.A. has provisioned its 100% interest in said company. Said provision is recorded in these consolidated financial statements under Liabilities - Provisions. As of the date these financial statements are issued, Tarjeta Naranja Dominicana S.A.’s shareholders have agreed on a business plan aimed at achieving a break-even point during this fiscal-year.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 3:                      Continued

Galicia Factoring y Leasing S.A.´s Shareholders´ Meeting, which was held on April 7, 2010, decided the early dissolution and later liquidation of the company. In this regard, Banco de Galicia y Buenos Aires S.A. will continue conducting the international factoring transactions and the consolidation of said company’s financial statements has been discontinued.

NOTE 4:                      MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies’ shareholders’ equity owned by third parties has been disclosed in the Balance Sheet under the "Minority Interest in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interest Results”.

The minority interest percentages as of June 30, 2010 and December 31, 2009 are as follows:

Issuing company	06.30.10	12.31.09
Banco de Galicia y Buenos Aires S.A.	5.26507%	5.29495%
Net Investment S.A.	0.65813%	0.66187%
Sudamericana Holding S.A.	0.65812%	0.66185%
Galicia Warrants S.A.	0.65813%	0.66187%
Galicia Retiro Cía. de Seguros S.A. (*)	0.65818%	0.66192%
Galicia Seguros S.A. (*)	0.65833%	0.66207%
Sudamericana Asesores de Seguros S.A. (*)	0.66369%	0.66742%
(*) Minority interest determined based on the financial statements as of March 31, 2010 and September 30, 2009.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are as follows:

Issuing company	06.30.10	12.31.09
Galicia Valores S.A. Sociedad de Bolsa	0.0100%	0.0100%
Galicia Factoring y Leasing S.A. (in liquidation)	-	0.0200%
Tarjetas Cuyanas S.A.	40.0000%	40.0000%
Tarjeta Naranja S.A.	20.0000%	20.0000%
Tarjetas del Mar S.A.	0.0010%	0.0010%
Cobranzas Regionales S.A.	22.4600%	22.4600%
Tarjeta Naranja Dominicana S.A.	60.0000%	60.0002%

NOTE 5:                      RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

As of June 30, 2010, the balances registered as computable items are as follows:

Item	$	US$	Euros (*)
Cash held in Banco de Galicia y Buenos Aires S.A.’s subsidiaries	541,629	40,049	6,498
Cash held in valuables transportation companies and in transit	280,287	37,755	6,185
Special escrow accounts at the Argentine Central Bank	1,089,028	444,392	-
Total computable items to meet minimum cash requirements	1,910,944	522,196	12,683
(*) Figures stated in thousands of U.S. dollars.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 5:                      Continued

I) As of June 30, 2010, Banco de Galicia y Buenos Aires S.A.’s ability to dispose of the following assets was restricted as mentioned below:

a. Funds and government securities
- For transactions carried out at the Rosario Futures Exchange (Rofex) and at the Mercado Abierto Electrónico (MAE)	$ 81,332
- For credit/debit cards transactions	$ 90,611
- For attachments	$ 1,832
- For other transactions	$ 1,005

b. Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of June 30, 2010, amounted to $ 333,544.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions	$ 533
- Securities held in custody to act as register agent of book-entry mortgage securities	$ 2,113

d. Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A., and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest that it holds.

e. Guarantees granted for direct obligations
As of June 30, 2010, Banco de Galicia y Buenos Aires S.A. has recorded $ 273,036 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used National Government Bonds 2015 for a F.V. of US$ 110,000, equal to $ 97,115, through the Argentine Central Bank, to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of June 30, 2010, the balance of secured loans was $ 62,796.

Furthermore, as of June 30, 2010, Banco de Galicia y Buenos Aires S. A. used National Government Bonds 2015 for a F.V. of US$ 6,700 equal to $ 5,915 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 2,939.

As of December 31, 2009, the total amount of restricted assets for the aforementioned items was $ 1,241,813.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 5:                      Continued

II) As of June 30, 2010, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of June 30, 2010 and December 31, 2009, Galicia Valores S.A. Sociedad de Bolsa holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of June 30, 2010 and December 31, 2009, Tarjeta Cuyanas S.A.’s ability to dispose of time deposits for $730 and $650 was restricted because these amounts were earmarked as a guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Dirección General de Rentas de la Provincia de Mendoza) and Telefónica de Argentina.

c. Tarjeta Naranja S.A.:
Attachments in connection with lawsuits have been levied on current account deposits in the amount of $ 421. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Said collateral shall be effective up to the total cancellation of the above-mentioned loans, which non-amortized principal, as of June 30, 2010, amounts to $ 142,400.

Moreover, pursuant to the agreements entered into with financial institutions, and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s shareholders’ equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of Tarjeta Naranja S.A.´s business.

d. Banco Galicia Uruguay S.A. (in liquidation):

As of the previous fiscal year-end, Banco Galicia Uruguay S.A. (in liquidation) recorded a pledge over all of its credits in order to comply with a debt restructuring plan entered into with its creditors.

As it is mentioned in Note 16.3 to these consolidated financial statements, Banco Galicia Uruguay S.A. (in liquidation) repaid in advance the remaining balance of the debt restructuring plan and, consequently, Uruguayan courts authorized the release on said restriction, which was registered with the Registry of Property, Pledges Division on April 20, 2010.

e. Compañía Financiera Argentina S.A.

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of June 30, 2010, Compañía Financiera Argentina S.A. has attachments levied on some of its bank accounts in the amount of $ 465, which is recorded under “Miscellaneous Receivables”.

III) As of June 30, 2010, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:
On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of the Uruguayan Central Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 6:                      GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations.

As of June 30, 2010 and December 31, 2009, holdings of government and corporate securities were as follows:

	06.30.10	12.31.09
Government Securities
Listed
Recorded at market value
Trading securities
-Government bonds	120,876	104,542
-Repo transactions with the Argentine Central Bank	-	152,650
-Others	13,770	9,644
Total trading securities	134,646	266,836
Recorded at cost after amortization
In investment accounts and special investment accounts
-Government bonds	589,908	-
-Securities issued by the Argentine Central Bank	-	43,350
Total securities in investment accounts and special investment accounts	589,908	43,350
Securities issued by the Argentine Central Bank
-From repo transactions	998,919	-
-Listed Securities	370,313	651,050
-Unlisted Securities	856,123	964,028
Total securities issued by the Argentine Central Bank	2,225,355	1,615,078
Unlisted
Government bonds	672,625	1,981,972
Total unlisted securities	672,625	1,981,972
Allowances	-	-
Total government securities	3,622,534	3,907,236
Corporate Securities
-Negotiable obligations (listed)	4,488	5,613
-Shares	39	53
-Negotiable mutual funds from abroad (E.T.Fs.)	-	7,505
Total corporate securities	4,527	13,171
Total government and corporate securities	3,627,061	3,920,407

NOTE 7:                      LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to Provincial Governments.
b. Loans to the financial sector: they represent loans to banks and local financial institutions.
c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

- Advances: short-term obligations issued in favor of customers.
- Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
- Credit card loans: loans granted to credit card holders.
- Personal loans: loans to natural persons.
- Others: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 7:                      Continued

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia y Buenos Aires S.A. must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of June 30, 2010 and December 31, 2009, the classification of the loan portfolio was as follows:

	06.30.10	12.31.09
Non-financial public sector	21,546	25,416
Financial sector	71,781	25,352
Non-financial private sector and residents abroad	17,867,014	14,233,579
-With preferred guarantees	1,118,476	1,142,199
-With other collateral	2,658,544	2,450,075
-With no collateral	14,089,994	10,641,305
Subtotal	17,960,341	14,284,347
Allowance for loan losses	(932,043)	(806,446)
Total	17,028,298	13,477,901

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8:                      EQUITY INVESTMENTS

As of June 30, 2010 and December 31, 2009, the breakdown of “Equity Investments” was a follows:

	06.30.10	12.31.09
In financial institutions and supplementary and authorized activities
-Banco Latinoamericano de Exportaciones S.A.	1,949	1,882
-Banelco S.A.	7,722	8,681
-Mercado de Valores de Buenos Aires S.A.	8,142	8,143
-Visa Argentina S.A.	3,169	3,169
-Others	1,022	852
Total equity investments in financial institutions, supplementary and authorized activities	22,004	22,727
In non-financial institutions
-AEC S.A.	22,040	21,379
-Aguas Cordobesas S.A.	8,911	8,911
-Electrigal S.A.	5,455	5,455
-Others	1,569	1,383
Total equity investments in non-financial institutions	37,975	37,128
Allowances	(5,807)	(5,960)
Total equity investments	54,172	53,895

NOTE 9:                      INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of June 30, 2010 and December 31, 2009, respectively:

	06.30.10	12.31.09
In banks	20,950	26,346
Data processing	2,871	-
Total	23,821	26,346

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 10:                      TRUST AND SECURITY AGENT ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds $	Maturity Date (1)
11.01.06	Peñaflor	1	12.31.10
04.10.07	Sullair	3	12.31.10
02.12.08	Sinteplast	219	01.28.13
12.21.09	Las Blondas	193	12.31.11
	Total	416
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contracts:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	2,830	149	07.13.11 (3)
10.12.05	Hydro I	17,912	-	09.05.17 (2)
12.05.06	Faid 2011	56,297	-	02.28.12 (3)
12.06.06	Gas I	149,680	-	06.30.11 (3)
03.02.07	Agro Nitralco	3,072	-	12.31.10 (3)
09.05.07	Saturno VII	96	-	12.31.10 (3)
11.22.07	Radio Sapienza VI	129	-	01.12.11 (3)
05.06.08	Agro Nitralco II	16,401	2	12.31.10 (3)
05.14.09	Gas II	1,613,949	-	05.31.14 (3)
	Totals	1,860,366	151
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c)  Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:
Under the terms and conditions for the issuance of Class 1 Negotiable Obligations for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with INVAP S.E. whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured obligations, so that INVAP S.E. can guarantee compliance thereof until the redemption of such Negotiable Obligations.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of June 30, 2010 amount to US$ 34,649 and $ 231, while, as of December 31, 2009, said balances amounted to US$ 39,378 and $ 3,538.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:                      NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the following Global Programs:

Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03
US$ 342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05
(*) Or its equivalent in other currencies.

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the first global program:

Date of issuance	Currency	Residual face value US$ As of 06.30.10		Type	Term	Rate	Book value (*) $		Issuance authorized by the C.N.V.
							As of 06.30.10	As of 12.31.09
05.18.04	US$	133,732		Simple	(1)	(2)	542,797	762,404	12.29.03 and 04.27.04
05.18.04	US$	293,469	(**)	Subordinated	(3)	(4)	1,212,978	1,141,924	12.29.03 and 04.27.04
(*)	It includes principal and interest net of expenses.
(**)
This amount includes US$ 75,258 of the capitalization of interest services due between July 1, 2004 and January 1, 2010, including on the account of the payment-in-kind (by means of Negotiable Obligations due 2019).

The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations and other applicable regulations.

(1)
The residual principal of the Negotiable Obligations due 2014 (82.63%) shall be amortized semi-annually, beginning July 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due.

(2)	As from January 1, 2008, these Negotiable Obligations shall accrue interest payable in cash at an annual fixed rate of 7%.
(3)
These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interests and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Negotiable Obligations due 2014 have been fully repaid.

(4)
Interest on Negotiable Obligations due 2019 shall be payable in cash and in additional Negotiable Obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations due 2019, unless they are previously redeemed.

Interest payable in kind (by means of Negotiable Obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

In January 2010, the last installment of principal and interest corresponding to Negotiable Obligations due 2010 was repaid, with a cash value of $ 132,923 as of the previous fiscal year-end.

During January 2010, Banco de Galicia y Buenos Aires S.A. cancelled part of the Negotiable Obligations due 2014 for a F.V. of US$ 45,771. These securities had been acquired at market price. This transaction originated an income of approximately $ 3,300.

As of June 30, 2010, Banco de Galicia y Buenos S. A.’s holdings of Negotiable Obligations due 2014 are for an amount of $ 29,805.

Banco de Galicia y Buenos Aires S. A.'s Board of Directors approved the issuance of Class I Negotiable Obligations under the second global program dated May 13, 2010.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 11:                      Continued

Furthermore, as of June 30, 2010, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of issuance	Currency	Residual face value US$ as of 06.30.10	Type	Term	Rate	Book value (*) $		Issuance authorized by the C.N.V.
						As of 06.30.10	As of 12.31.09
11.08.93	US$	1,673	Simple	10 years	9.00%	11,709	11,021	10.08.93
(*) This amount includes principal and interest.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Tarjetas Regionales S.A.
As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

Authorized amount	Type of Negotiable Obligations	Term of Program	Date of approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 350,000	Simple negotiable obligations, not convertible into shares	5 years	03.26.10	Resolution No. 15785 dated 11.16.07 and Resolution No. 16319 dated 04.27.10.

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of each period/fiscal year:

Date of Placement	Currency	Class Number	Amount	Type	Term	Maturity date	Rate	Book value (*)		Issuance authorized by the C.N.V.
								06.30.10	12.31.09
11.29.06	US$ (1)	IV	US$ 100,000	Simple	60 months	11.29.11	Annual nominal fixed at 15.5%	115,463	153,950	11.08.06
08.31.09	US$ (2)	Class IX Series 1	US$ 35,000	Simple	366 days	09.01.10	(**)	138,075	133,700	08.11.09
08.31.09	US$ (2)	Class IX Series 2	US$ 15,000	Simple	730 days	08.31.11	Annual nominal fixed at 12.5% (***)	59,175	57,300	08.11.09
05.06.10	$	Class X	$ 49,535	Simple	270 days	01.31.11	Variable Badlar rate + 2.75%	49,535	-	04.26.10
(*)	It corresponds to principal amount outstanding as of the indicated dates.
(**)	Placement made at 92.54% of Negotiable Obligations´ face value.
(***)	Placement made at 104.42% of Negotiable Obligations´ face value.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 11:                      Continued

(1) Tarjeta Naranja S.A. issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the new securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(2) On August 31, 2009, Tarjeta Naranja S.A. issued and placed Class IX Negotiable Obligations for a total amount of US$ 50,000, an issuance through which US$ 48,063 was obtained; which, as specified by the terms and conditions of the securities, was converted into $ 184,986.

Tarjetas Cuyanas S.A.

Authorized amount	Type of Negotiable Obligations	Term of Program	Date of approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 80,000	Simple negotiable obligations, not convertible into shares	5 years	03.22.07	Resolution No. 15627 dated 05.02.07
US$ 120,000	Simple negotiable obligations, not convertible into shares	5 years	03.30.10	Resolution No. 16328 dated 05.18.10

Tarjetas Cuyanas S.A. has the following Negotiable Obligations outstanding issued under these Programs as of the close of each period/fiscal year:

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Maturity date	Rate	Book value (*)		Issuance authorized by the C.N.V.
								06.30.10	12.31.09
06.14.07	$	XVIII	$ 200,064 (1)	Simple	5 years	06.14.12	Annual nominal fixed at 12%	59,790	80,556	05.24.07 and 06.14.07
12.02.09	US$	XX	US$ 20,000	Simple	1 year	12.02.10	Annual nominal fixed at 6.12%	75,883	70,356	11.18.09
06.22.10	$	I	$ 30,000	Simple	270 days	03.18.11	Variable Badlar rate + 3%	29,680	-	06.16.10
(*)	It corresponds to principal amount and interest outstanding as of the indicated dates.
(**)	Negotiable obligations not convertible into shares.
(1)
The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which as specified by the terms and conditions of the securities, was converted into $ 200,064. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

NOTE 12:                      MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighing risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of June 30, 2010 and December 31, 2009, minimum capital requirements were as follows:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 12:                      Continued

Date	Capital required	Computable capital	Computable capital as a % of the capital requirement
06.30.10	1,772,692	2,871,942	162.01
12.31.09	1,611,504	2,789,198	173.08

NOTE 13:                      CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey that it conducts. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SEDESA). SEDESA’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:                      RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the Loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order for a financial institution to be able to distribute profits, it must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

This shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communiqué "A" 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14:                      Continued

In addition to the above-mentioned, the Argentine Central Bank shall not accept distribution of profits as long as computable capital is lower than minimum capital requirements increased by 30%.

As of June 30, 2010, the adjustments which should be made to Banco de Galicia y Buenos Aires S.A.’s Retained Earnings, pursuant to the Argentine Central Bank regulations, are as follows:

-	The positive net difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price:	$ (607,359)
-	The amount of the assets representing losses from lawsuits related to deposits:	$ (114,630)

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying that the aforementioned requirements have been fulfilled.
Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit its ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said entity by a consolidated subsidiary.

Notwithstanding the above-mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: “(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank repays two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends.”

Tarjeta Naranja S. A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s shareholders’ equity is below $300,000.

Pursuant to the Price Supplements of Class IV, IX and X Negotiable Obligations, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that exceed 50% of the company’s net income.

NOTE 15:                      NATIONAL SECURITIES COMMISSION (“C.N.V.”)

Resolution No. 368/01
As of June 30, 2010, Banco de Galicia y Buenos Aires S.A.’ shareholders’ equity exceeds the amount required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. in order to be able to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS (Liquidado)," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," “FIMA PREMIUM” and “FIMA OBLIGACIONES NEGOCIABLES,” as of June 30, 2010, Banco de Galicia y Buenos Aires S.A. holds a total of 727,099,872 units under custody for a market value of $ 1,110,879, which is included in the "Depositors of Securities held in Custody" account. As of previous fiscal year-end, the securities held in custody totaled 772,152,388 units and their market value amounted to $ 1,097,845.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:                      ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 -        Deposits with the financial system – Legal actions requesting protection of constitutional guarantees
As a result of the provisions of Decree No. 1570/01, Law No. 25561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001 a significant number of claims have been filed against the National State and/or financial institutions requesting prompt payment of deposits in their original currency. Most courts have ruled these emergency regulations unconstitutional. The difference between the amounts paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 852,077 and $ 837,745, as of June 30, 2010 and December 31, 2009, respectively, has been recorded under “Intangible Assets”. Residual values as of said dates total $ 114,630 and $ 259,053, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make any claim at suitable time, in view of the negative effect on its financial condition caused by the reimbursement of deposits originally denominated in US dollars or in pesos for the equivalent amount at the market exchange rate, as ruled by the Judicial Branch. Such loss was not taken into account by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court resolutions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the “Supreme Court”) ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account, according to the ruling adopted in the Kujarchuk case by the Argentine Supreme Court of Justice.

On March 20, 2007, the Argentine Supreme Court of Justice ruled, in the case of "EMM S.R.L. c/ Tía S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

The above-mentioned resolutions by the Argentine Supreme Court of Justice would be strongly followed in similar cases to be heard by lower courts.

Banco de Galicia y Buenos Aires S.A. keeps addressing court resolutions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of such resolutions for similarly situated cases.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish a provision equal to the difference that arises from deposits’ balances recorded as outstanding at each month-end in their original currency and the balance in pesos that was recorded in the books. This provision established as of June 30, 2010 and charged to Income amounts to $ 1,859, compared to $ 1,774 recorded as of December 31, 2009.

16.2 -        Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002.
During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank in order to address a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund on January 2 and 4, 2002.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:                      Continued

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the U.S. dollars funds credited by the Bank Liquidity Fund on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. for the financial assistance it had received, it should have cancelled US$ 410,000 per $ 1.40, that is, the amount of $ 574,000, not $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3 -           Situation of Banco Galicia Uruguay S.A. (in liquidation)
During fiscal year 2009, Banco Galicia Uruguay S.A. (in liquidation) wholly repaid in advance the debt restructuring plan entered into with its creditors. Having fulfilled its obligations, its shareholders have resolved, at the Shareholders’ Meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company.

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, the shareholders decided to reduce the company’s computable capital for a value equal to US$ 2,000 through the voluntary redemption of shares to be carried out once legal requirements have been met.

Pursuant to current regulations, the corporate name is, as from said date, Banco Galicia Uruguay S.A. (in liquidation).

As of the period-end, Banco Galicia Uruguay S.A. (in liquidation)'s shareholders' equity amounts to $ 54,094.

NOTE 17:                   SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor outstanding at the period/fiscal year end:
Name	Creation Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						06.30.10	12.31.09
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	549,789	584,111
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)	$ 108,000	77,589	79,990
Créditos Inmobiliarios Galicia II	10.12.05	12.15.25	Deustche Bank S.A.	Mortgage loans	$ 150,000	59,044	56,172
Galicia Personales VI	09.28.07	06.15.12	Deustche Bank S.A.	Personal loans	$ 108,081	-	17,175
Galicia Personales VII	02.21.08	11.15.12	Deustche Bank S.A.	Personal loans	$ 150,000	38,970	35,216
Galicia Personales VIII	07.04.08	04.15.13	Deustche Bank S.A.	Personal loans	$ 187,500	5,747	55,518
(*)	The remaining US$ 9,776 was transferred in cash.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:                      Continued

(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans.

b) As of June 30, 2010 and December 31, 2009, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio:
- Received as loan repayment for $ 49,086 and $ 58,662, respectively.
- Acquired as investments for $ 42,790 and $ 52,232, respectively.

c) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustors outstanding at period/fiscal year-end.

Tarjeta Naranja S.A.

Name	Creation Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						06.30.10	12.31.09
Tarjeta Naranja Trust VI	12.11.07	01.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 150,003	-	25,115
Tarjeta Naranja Trust VII	02.19.08	07.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 142,913	25,405	24,664
Tarjeta Naranja Trust VIII	08.05.08	09.20.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 138,742	34,684	47,917
Tarjeta Naranja Trust IX	12.12.08	05.20.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 90,615	-	24,786

As of June 30, 2010, Tarjeta Naranja S.A.’s holdings of participation certificates and debt securities totaled $ 51,010 and $ 9,079, respectively. As of December 31, 2009, its holdings of participation certificates and debt securities totaled $ 91,475 and $ 31,007, respectively.

Tarjetas Cuyanas S.A.

Name	Creation Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						06.30.10	12.31.09
Tarjetas Cuyanas Trust V	02.04.08	03.15.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 61,700	-	21,637(*)
(*) It corresponds to participation certificates.

d) Compañía Financiera Argentina S.A.

Name	Creation Date	Maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						06.30.10	12.31.09
Financial Trust CFA Series VII	02.11.09	07.30.10	Equity Trust Company (Argentina) S.A.	Personal loans	$ 48,000	11,310 (*)	-
(*) It corresponds to participation certificates.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:                      Continued

On July 30, 2010, Compañía Financiera Argentina S. A. has instructed the trustee to proceed and redeem participation certificates in advance.

NOTE 18:                      DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electrónico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, including Banco de Galicia y Buenos Aires S.A. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of June 30, 2010, forward purchase and sale transactions totaled $ 3,545,044 and $ 1,811,972, respectively, while as of December 31, 2009, they totaled $ 2,441,126 and $ 2,116,549. Said transactions are recorded under Memorandum Accounts for the notional value traded.

If accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Apart from that, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, with the balances settled at the expiration date of the contract. As of June 30, 2010, sale transactions totaled $ 404,195, while as of December 31, 2009, they amounted to $ 354,958.

PURCHASE-SALE OF INTEREST RATE FUTURES
Banco de Galicia y Buenos Aires S.A. trades these products within the trading environment created by the MAE. The underlying asset is the Badlar rate for time deposits of 30 to 35 days and more than one million pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of June 30, 2010, purchase and sale transactions conducted amounted to $ 871,500 and $ 479,000, respectively, while as of December 31, 2009, they totaled $ 433,000 and $ 108,500, respectively. Said transactions are recorded under Memorandum Accounts for the notional value traded.

If balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

INTEREST RATE SWAPS
These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a monthly basis, in pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

As of June 30, 2010, transactions conducted amounted to $ 108,000, while as of December 31, 2009, they amounted to $ 45,500, and are recorded under Memorandum Accounts for the notional value traded.

If accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

As of June 30, 2010, the estimated market value of such instruments amounted to approximately $ 50 (assets), while as of December 31, 2009, it amounted to $ 27 (assets).

CALL OPTIONS WRITTEN
At the end of the previous fiscal year, Banco de Galicia y Buenos Aires S.A. had a call option on the Class “A” Participation Certificate issued by the Godoy Cruz Financial Trust, which strike price was $ 8,100 plus interests and matured on June 30, 2010. This option was not exercised by the holder during the above-mentioned period.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 18:                      Continued

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of June 30, 2010 and December 31, 2009, are valued at the strike price.

The strike price will be equal to the amount resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to the index corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives - Notional Value of Put Options Written” in the amount of $ 104,704, as of June, 30, 2010, and $ 121,815, as of December 31, 2009, respectively.

OPTIONS FOR REVERSE REPURCHASE AGREEMENT TRANSACTIONS WITH THE ARGENTINE CENTRAL BANK AT PRE-FIXED RATE
Banco de Galicia y Buenos Aires S.A. has acquired options for reverse repurchase agreement transactions with the Argentine Central Bank, at a pre-fixed rate, in bids carried out by the Argentine Central Bank, pursuant to the terms of Communiqué “A” 4943 and supplementary regulations. The purpose thereof is to guarantee the possibility of getting liquidity at a pre-fixed rate, if necessary. The term to exercise an option is 365 days from the date of each auction.

At the time of exercising the option, the amount of the reverse repurchase agreement to be requested shall not exceed the increase in the loans in pesos to the private sector, excluding the consumer portfolio, that would have taken place between the date of the bid and the date the option is exercised, and/or the amount of the bid.

As of June 30, 2010 and December 31, 2009, total bidding transactions amounted to $ 90,000. Those transactions are recorded under “Derivatives Debit Memorandum Accounts – Other Derivatives re contra Items".

Premiums paid are accrued for the duration of the transactions.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the board of directors in such respect. In that sense, "derivative instruments" allow, depending on market conditions, for the adjustment of risk exposures to the established limits, thus contributing to keeping such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 19:                   CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, is presented as follows in order to disclose the changes in those assets and liabilities during the current period:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 19:                      Continued

	06.30.10	12.31.09
ASSETS
LOANS	17,028,298	13,477,901
-To the non-financial public sector	21,546	25,416
-To the financial sector	71,781	25,352
-Interbank loans (call money loans granted)	71,700	25,300
-Other loans to local financial institutions	47	24
-Accrued interests, adjustments and quotation differences receivable	34	28
-To the non-financial private sector and residents abroad	17,867,014	14,233,579
-Advances	944,225	630,068
-Promissory notes	3,407,330	3,205,433
-Mortgage loans	916,642	964,291
-Pledge loans	72,842	64,819
-Personal loans	3,290,340	1,724,413
-Credit-card loans	7,062,533	5,691,335
-Others	1,983,296	1,828,591
-Accrued interests, adjustments and quotation differences receivable	243,937	178,837
-Documented interest	(53,022)	(54,185)
-Unallocated collections	(1,109)	(23)
-Allowances	(932,043)	(806,446)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,207,595	3,360,434
-Argentine Central Bank	370,083	493,129
-Amounts receivable for spot and forward sales to be settled	919,712	23,650
-Securities receivable under spot and forward purchases to be settled	49,273	681,148
-Premiums from brought options	39	436
-Others not included in the debtor classification regulations	1,439,787	1,659,726
-Unlisted negotiable obligations	39,016	38,979
-Balances from forward transactions without delivery of underlying asset to be settled	2,285	1,040
-Others included in the debtor classification regulations	413,738	488,280
-Accrued interests receivable not included in the debtor classification regulations	5,743	4,554
-Accrued interests receivable included in the debtor classification regulations	431	2,523
-Allowances	(32,512)	(33,031)

	06.30.10	12.31.09
LIABILITIES
DEPOSITS	18,554,009	17,039,366
-Non-financial public sector	929,979	1,377,236
-Financial sector	268,172	228,480
-Non-financial private sector and residents abroad	17,355,858	15,433,650
-Current accounts	4,698,788	3,631,399
-Savings Accounts	5,171,079	4,765,626
-Time Deposits	7,028,299	6,727,792
-Investment accounts	98,686	109
-Others	301,188	248,247
-Accrued interests and quotation differences payable	57,818	60,477

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 19:                      Continued

	06.30.10	12.31.09
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	6,690,289	6,119,437
-Argentine Central Bank	1,410	3,215
-Others	1,410	3,215
-Banks and international entities	606,383	545,022
-Unsubordinated negotiable obligations	1,273,829	1,539,754
-Amounts payable for spot and forward purchases to be settled	49,809	618,375
-Securities to be delivered under spot and forward sales to be settled	1,050,818	175,655
-Loans from local financial institutions	297,592	251,481
-Interbank loans (call money loans received)	55,000	70,000
-Other loans from local financial institutions	240,885	179,701
-Accrued interests payable	1,707	1,780
-Balances from forward transactions without delivery of underlying asset to be settled	2,323	8,060
-Others	3,373,315	2,934,951
-Accrued interests and quotation differences payable	34,810	42,924
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,208,342	1,137,447

NOTE 20:                      CONTINGENCIES

A. Tax Contingencies
Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the determination of tax collection authorities from the Autonomous City of Buenos Aires, in May 2009 the Governmental Public Revenue Authority (A.G.I.P.) commenced tax enforcement proceedings in order to compulsorily collect the amount determined by the tax collection authorities. Within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the determination of the tax collection authority, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond and, therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose.

As a result of the foregoing, tax enforcement proceedings are in progress for an original principal amount of $ 38,952, which amount was determined by the tax collection authorities.

Tax collection authorities from the Autonomous City of Buenos Aires continued with the proceedings and on June 3, 2009, Banco de Galicia y Buenos Aires S.A. raised an objection of incompetence. These proceedings are in progress and no judgment has been rendered to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco de Galicia y Buenos Aires S.A. believes that it has complied with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate pursuant to the evolution of each proceeding have been set up.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 20:                      Continued

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the Municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits in different degrees of completion. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 9,900 approximately.

Based on the opinions of their tax advisors, the companies believe that the above-mentioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.:
As regards Compañía Financiera Argentina S.A., the Argentine Revenue Service (AFIP) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

B. Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

Within this environment, in the case entitled “Padec Prevención Asesoramiento y Defensa del Consumidor c/ Banco de Galicia y Buenos Aires S.A. s/ Incidente de embargo” (“Padec Prevención Asesoramiento y Defensa del Consumidor vs. Banco de Galicia y Buenos Aires S.A. over garnishment proceedings) (Proceedings No. 091708), in March 2010, a garnishment was ordered on the account that Banco de Galicia y Buenos Aires S.A. holds at the Argentine Central Bank.

Until the Court of Appeals issues a decision on the fund subject matter of the claim, the replacement of the attachment with a surety bond offered by Banco de Galicia y Buenos Aires S.A. was accepted.

Banco de Galicia y Buenos Aires S.A. believes that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 21:                      SEGMENT REPORTING

A breakdown of the accounting information as of June 30, 2010 and 2009, by related business segment is as follows.
Primary segment: Business.

	Financial brokerage	Services	Total
Income	1,540,331	1,126,610	2,666,941
Expenses	(645,703)	(315,943)	(961,646)
Result as of 06.30.10	894,628	810,667	1,705,295
Result as of 06.30.09	739,679	642,013	1,381,692

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 21:                      Continued

Secondary segment: Geographic.

Financial brokerage	City of Buenos Aires	Rest of the country	Foreign	Total
Income	893,392	631,536	15,403	1,540,331
Expenses	(374,508)	(264,738)	(6,457)	(645,703)
Result as of 06.30.10	518,884	366,798	8,946	894,628
Result as of 06.30.09	447,960	285,756	5,963	739,679

Services	City of Buenos Aires	Rest of the country	Foreign	Total
Income	653,434	461,910	11,266	1,126,610
Expenses	(183,247)	(129,537)	(3,159)	(315,943)
Result as of 06.30.10	470,187	332,373	8,107	810,667
Result as of 06.30.09	388,812	248,026	5,175	642,013

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	06.30.10	12.31.09
ASSETS
GOVERNMENT AND CORPORATE SECURITIES	3,627,061	3,920,407
LOANS	17,028,298	13,477,901
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,207,595	3,360,434
ASSETS UNDER FINANCIAL LEASES	343,641	339,150

	06.30.10	12.31.09
LIABILITIES
DEPOSITS	18,554,009	17,039,366
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	6,690,289	6,119,437
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,208,342	1,137,447

NOTE 22:                      STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than six months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	06.30.10	12.31.09	06.30.09	12.31.08
Cash and due from banks	3,999,529	3,696,309	3,969,047	3,405,133
Securities issued by the Argentine Central Bank	892,854	728,743	626,973	520,239
Reverse repo transactions with the Argentine Central Bank	898,927	153,173	373,917	359,444
Interbank loans - (call money loans granted)	32,700	25,300	24,100	40,200
Loans granted to prime companies with maturity up to 7 days, used as liquidity reserve	-	79,810	382,280	58,100
Overnight placements in banks abroad	455,024	440,745	70,210	334,547
Other cash placements	193,522	304,650	61,094	77,720
Cash and cash equivalents	6,472,556	5,428,730	5,507,621	4,795,383

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23:                      BANCO DE GALICIA Y BUENOS AIRES S.A.’S RISK MANAGEMENT POLICIES

Based on the best practices, and with the purpose of achieving an effective risk management system, Banco de Galicia y Buenos Aires S.A. has redesigned the Risk Management Division, redefining its role, hierarchical level and structure. This Division shall be responsible for monitoring and managing, in an active and comprehensive form, the different risks of Banco de Galicia y Buenos Aires S.A. (credit, financial and operational risks) and its subsidiaries. The aim of the Risk Management Division and the Anti-Money Laundering Unit is to guarantee to the board of directors that they are fully aware of the risks that Banco de Galicia y Buenos Aires S.A. is exposed to, and to also create and propose the policies and procedures necessary to mitigate and control such risks.

Financial risks
Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities and face the potential investment opportunities and the demand for credit.

During the second quarter of fiscal year 2010, a comprehensive review of the Liquidity Policy was carried out, which resulted in the conformity of the policy’s framework based on the experience of recent years. The policy provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities; the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency risk
As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a “base” scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the “base” scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.’s Balance Sheet on a consolidated basis.

Market risk
In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23:                      Continued

Cross border risk
In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction’s credit rating, the type of transaction and a maximum exposure per counterparty.

Credit risk
Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which is generated from the division between credit and commercial functions. Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard Banco de Galicia y Buenos Aires S.A.'s assets.

Banco de Galicia y Buenos Aires S.A.’s Credit Management Division is in charge of approving the loan cycle policies and verifying compliance therewith. Also, the Risk Management Division assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. The Credit Management Division can suggest new policies and is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (of non performance, portfolio reduction, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank’s regulations. In turn, Banco de Galicia y Buenos Aires S.A. has developed advanced statistical models which result in an internal rating to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute this formula), as well as to adjust lending rates and/or risk policies by customer groups or segments. As regards companies, these models are being tested. As regards individuals, these models are being implemented.

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors, the Risk Management Division Manager and the Credit Management Division Manager. The remaining loans are approved by the Retail Credit Department or the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer’s credit history, both in the system and in the Bank itself (“credit screening"). As regards companies, before approving a loan, the Bank conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Furthermore, within the credit policies framework, Banco de Galicia y Buenos Aires S.A. has a Concentration by Sector Policy for the corporate banking division, aimed at mitigating the risk related to the concentration by economic activity.

Banco de Galicia y Buenos Aires S.A.’s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk
On July 30, 2008, Banco de Galicia y Buenos Aires S.A.’s board of directors approved the policy regarding operational risk management, pursuant to the guidelines established by Banco de Galicia y Buenos Aires S.A. in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communiqué “A” 4793 and supplementary regulations.

Banco de Galicia y Buenos Aires S.A. started to implement an operational risk management system in a progressive manner and through a schedule determined in such Communiqué.

Furthermore, Banco de Galicia y Buenos Aires S.A. incorporated an operational risk events database that will comply with the reporting requirements set forth in Communiqué “A” 4904 of the Argentine Central Bank.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23:                      Continued

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.’s board of directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have clearly defined roles and responsibilities as regards this risk.

Banco de Galicia y Buenos Aires S.A.'s Risk Management Division, a functional area that reports to the chief executive officer, is responsible for the comprehensive management of Banco de Galicia y Buenos Aires S.A.'s three different categories of risk: financial, credit and operational. Banco de Galicia y Buenos Aires S.A. has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.’s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

Risk regarding money laundering and other illegal activities
As regards the control and prevention of this risk, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank regulations and Law No. 25246, which amends the Criminal Code as to concealment and asset laundering and creates the Financial Information Unit (“U.I.F.” - Unidad de Información Financiera) under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are in line with the characteristics of the different products offered by Banco de Galicia y Buenos Aires S.A. Said policies and procedures allow monitoring transactions in order to detect, under certain parameters, such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish) is in charge of managing this risk, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all collaborators.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a committee responsible for planning and coordinating the policies determined by the board of directors, as well as enforcing compliance therewith. It is worth noting that the basic principle on which the regulations regarding prevention and control of this risk are based is in line with the “know your customer” policy enforced worldwide. The management of this risk is regularly reviewed by Internal Audit.

NOTE 24:	PURCHASE OF SHARES IN COMPAÑÍA FINANCIERA ARGENTINA S.A., COBRANZAS Y SERVICIOS S.A. AND UNIVERSAL PROCESSING CENTER S.A.

The Argentine Central Bank’s board of directors, through Resolution No. 124 dated June 7, 2010, authorized Banco de Galicia y Buenos Aires S.A. to purchase 95% of the shares belonging to the following companies: Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Universal Processing Center S.A. Furthermore, through the above-mentioned resolution, the Argentine Central Bank authorized the subsidiary Tarjetas Regionales S.A. to purchase the remaining 5% of the shares belonging to said companies.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 24:                      Continued

The total purchase price paid amounted to $ 328,278 for Compañía Financiera Argentina, $ 835 for Cobranzas y Servicios S.A. and $ 4,808 for Universal Processing Center S.A.

Pursuant to the Argentine Central Bank regulations and based on the financial statements as of June 30, 2010, a negative goodwill amounting to $ 604,503 and $ 17,514 for Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., respectively, stems from the difference between the acquisition cost and the equity method. This negative goodwill was recorded under Equity Investments – (Negative goodwill), thus regularizing the investment. With regard to Universal Processing Center S.A., a positive goodwill amounting to $ 2,871 was recorded under Intangible Assets – Goodwill.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization.

Banco de Galicia y Buenos Aires S.A. is performing an analysis on the companies purchased with the purpose of reviewing the initial measurement of assets and liabilities and, possibly, adjusting the investment value and goodwill as may be applicable.

It is worth noting such transaction is subject to the approval by the Argentine Commission of Competence Defense (Comisión Nacional de Defensa de la Competencia).

NOTE 25:                      SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.
During July 2010, the Bank cancelled Negotiable Obligations due 2014 for a F.V. of US$ 18,791, generating income of approximately $ 493. Once these Negotiable Obligations have been cancelled, as well as those mentioned in Note 11, the principal amount face value outstanding of such Negotiable Obligations is a F.V. of US$ 143,053.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Balance Sheet
As of June 30, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	06.30.10	12.31.09
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 11)	1,232	3,817
Investments (Notes 9 and 11 and Schedules C, D, E and G)	17,141	28,723
Other receivables (Notes 3, 9 and 11 and Schedules E and G)	27,590	3,072
Total Current Assets	45,963	35,612

NON-CURRENT ASSETS
Other receivables (Notes 3, 9 and 11 and Schedules E and G)	54,593	51,730
Investments (Note 9 and Schedules B, C and G)	2,297,139	2,166,754
Fixed assets (Schedule A)	3,136	3,019
Total Non-Current Assets	2,354,868	2,221,503
Total Assets	2,400,831	2,257,115

LIABILITIES
CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 16 and Schedule G)	42,444	125,793
Salaries and social security contributions (Notes 5 and 9)	712	1,146
Tax liabilities (Notes 6, 9 and 13)	11,760	26,208
Other liabilities (Notes 7, 9 and 11 and Schedule G)	8,043	10,230
Total Current Liabilities	62,959	163,377

NON-CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 16 and Schedule G)	178,278	41,193
Other liabilities (Notes 7, 9 and 11 and Schedule G)	915	6
Total Non-Current Liabilities	179,193	41,199
Total Liabilities	242,152	204,576
SHAREHOLDERS' EQUITY (per related statement)	2,158,679	2,052,539
Total Liabilities and Shareholders' Equity	2,400,831	2,257,115

The accompanying notes 1 to 19 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Memorandum Accounts
As of June 30, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	06.30.10	12.31.09
Forward purchase of foreign currency without delivery of the underlying asset (Note 15 and Schedule G)	117,930	117,800

The accompanying notes 1 to 19 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Income Statement
For the six-month period commenced January 1, 2010 and ended
June 30, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

	06.30.10	06.30.09
Net income on investments in related institutions	132,564	72,108
Administrative expenses (Note 11 and Schedule H)	(11,077)	(12,878)
Financial income and by holding	(24,154)	98,477
-Generated by assets	3,170	5,503
Interests
On special current account deposits	1	-
Mutual funds	51	64
On time deposits (*)	26	17
On promissory notes receivable (*)	102	63
Result on shares (Schedule E)	(121)	-
Result on negotiable obligations (*)	32	6
Result on negotiable mutual funds from abroad	30	-
Result on derivative instruments	-	95
Exchange-rate difference	3,049	5,258
-Generated by liabilities	(27,324)	92,974
Interests
On financial debts (*)	(8,747)	(2,840)
Others	(257)	(899)
Exchange-rate difference	(18,320)	11,163
Income on loan repayment (Note 18)	-	85,550
Other income and expenses (*) – Income / (Loss)	1,016	(38)
Net Income before income tax	98,349	157,669
Income tax (Note 13)	(269)	(28,960)
Net Income for the period	98,080	128,709
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 19 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Statement of Changes in the Shareholders’ Equity
For the six-month period commenced January 1, 2010 and ended
June 30, 2010, presented in comparative format with the previous fiscal year.
(Figures stated in thousands of pesos)

Item	Shareholders’ contributions (Note 8)				Retained earnings (Notes 12 and 15)				Total shareholders’ equity
	Capital stock	Capital adjustment	Premium for negotiation of shares in own portfolio	Total	Legal reserve	Discretion- ary reserve	Valuation adjustment of hedging derivatives	Retained earnings
Balances as of 12.31.08	1,241,407	278,131	606	1,520,144	37,157	97,204	14,421	176,819	1,845,745
Valuation adjustment of hedging derivatives	-	-	-	-	-	-	(14,824)	-	(14,824)
Distribution of retained earnings (1)	-	-	-	-	8,841	167,978	-	(176,819)	-
Income for the period	-	-	-	-	-	-	-	128,709	128,709
Balances as of 06.30.09	1,241,407	278,131	606	1,520,144	45,998	265,182	(403)	128,709	1,959,630

Balances as of 12.31.09	1,241,407	278,131	606	1,520,144	45,998	265,182	(8,060)	229,275	2,052,539
Valuation adjustment of hedging derivatives	-	-	-	-	-	-	8,060	-	8,060
Distribution of retained earnings (2)	-	-	-	-	11,464	217,811	-	(229,275)	-
Income for the period	-	-	-	-	-	-	-	98,080	98,080
Balances as of 06.30.10	1,241,407	278,131	606	1,520,144	57,462	482,993	-	98,080	2,158,679
(1) Approved by the Ordinary Shareholders’ Meeting held on April 28, 2009.
(2) Approved by the Ordinary Shareholders’ Meeting held on April 14, 2010.

The accompanying notes 1 to 19 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Statement of Cash Flows
For the six-month period commenced January 1, 2010 and ended
June 30, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

	06.30.10	06.30.09
CHANGES IN CASH (Note 1.j)
Cash at beginning of fiscal year	19,422	27,562
Cash at period-end	18,262	35,841
Net (decrease) / increase in cash	(1,160)	8,279
CAUSES FOR CHANGES IN CASH
Operating activities
Collections for services	1,616	285
Payments to suppliers of goods and services	(4,926)	(10,238)
Personnel salaries and social security contributions	(2,526)	(1,890)
Payment of other taxes	(5,903)	(6,916)
Income tax payments and prepayments	(14,564)	-
(Payments) / collections for other operating activities, net	(315)	15,533
Net cash flow (used in) operating activities	(26,618)	(3,226)
Investment activities
Payments for purchases of fixed assets	(167)	(7)
Collections for prepayments due to the sale of fixed assets	2,998	-
Dividends collections	656	219
Collections / (payments) of interests, net	676	(13,258)
Net cash flow generated by / (used in) investment activities	4,163	(13,046)
Financing activities
Collections of loans received, net	21,295	24,551
Net cash flow generated by financing activities	21,295	24,551
Net (decrease) / increase in cash	(1,160)	8,279

The accompanying notes 1 to 19 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements
For the six-month period commenced January 1, 2010 and
ended June 30, 2010, presented in comparative format.
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:                      BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A’s C.D. No. 93/05 with certain amendments.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company’s management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

Certain figures in the financial statements for the fiscal year ended December 31, 2009 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (U. S. dollars and Euros)
Foreign currency assets and liabilities (in U.S. dollars and Euros) have been stated at Banco de la Nación Argentina’s buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/fiscal year. Interests receivable or payable have been accrued, where applicable.

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at fiscal year-end closing price.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:                      Continued

Negotiable obligations and negotiable mutual funds from abroad have been valued at their closing price at fiscal year-end.

The unlisted share in Mercado a Término de Buenos Aires Sociedad Anónima shall be sold within the term of one year pursuant to the Company’s management plans and, consequently, has been recorded under Current Investments. This investment has been valued at its acquisition cost net of the allowance for impairment of value established for the amount by which it exceeds the equity method value, not to exceed its recoverable value. See Schedule E.

c.2. Non-Current
The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of June 30, 2010 and December 31, 2009, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of June 30, 2010 and December 31, 2009, where applicable.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated March 31, 2010 and September 30, 2009, and considering the significant changes occurred from such dates to the closing date of the corresponding financial statements.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N. as per its initials in Spanish), which differ from Argentine GAAP in the aspects mentioned in Note 2.b. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:
 - Assets and liabilities were converted at the buying exchange rate established by Banco de la Nación Argentina in force at the closing of operations on the last working day of the period/fiscal year.
 - Capital and capital contributions have been computed for the amounts actually disbursed.
 - Accumulated earnings were determined by calculating the difference between assets, liabilities, capital and capital contributions.
- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings.
 - Items in the income statement were converted into pesos applying the monthly average exchange rates.

d.  Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, with an amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:                      Continued

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/fiscal year-end.

f. Financial debt
Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interests accrued based on the internal rate of return estimated at the initial recording time.

Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nación Argentina as of period/fiscal year-end.

g. Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements).

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes.

It is worth noting that, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

As of December 31, 2009, the Company recorded credit for $ 908, which is recorded by offsetting the income tax determined for fiscal period 2009 (See Note 13 to the Financial Statements).

The Company has set up a provision for the minimum presumed income tax credit, corresponding to the charge for the period of $ 620, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

h. Derivative Instruments
As of June 30, 2010 and December 31, 2009, derivative instruments have been valued at their estimated current value at those dates.

Differences originated from the application of measurement criteria, corresponding to derivative instruments considered ineffective hedge instruments, have been recognized in results for the period/fiscal year, while differences corresponding to derivative instruments in the form of hedge instruments effective to cover cash flow risks have been recognized in shareholders’ equity under “Valuation adjustment of hedging derivative instruments”. These balances are reclassified to results for the period/fiscal year in which the covered item affects such results.

i. Shareholders’ Equity
i.1. Activity in the shareholders’ equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period/fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Principal adjustment” account.

i.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.
NOTE 1:                      Continued

j. Statement of Cash Flows
“Cash and due from banks” and investments and credit held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

	06.30.10	12.31.09
Cash and due from banks (Note 2)	1,232	3,817
Investments (Schedule D)	17,030	15,605
Total	18,262	19,422

NOTE 2:                      CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

	06.30.10	12.31.09
Cash	11	11
Cash in custody in other banks (Schedule G)	694	3,743
Due from banks – current accounts (Note 11)	527	63
Total	1,232	3,817

NOTE 3:                      OTHER RECEIVABLES

The breakdown of this caption was the following:

	06.30.10	12.31.09
Current
Tax credit (Schedule E)	577	-
Promissory notes receivable (Note 11 and Schedule G)	2,248	2,096
Sundry debtors (Note 11)	1,264	959
Prepaid expenses	3	12
Funds in foreign currency pending settlement (Note 11 and Schedule G)	23,346	-
Others	152	5
Total	27,590	3,072

	06.30.10	12.31.09
Non-Current
Tax credit – mandatory savings	5	5
Tax credit – income tax (Note 13 and Schedule E)	794	1,063
Promissory notes receivable (Note 11 and Schedule G)	53,787	50,661
Sundry debtors	1	1
Prepaid expenses	6	-
Total	54,593	51,730

NOTE 4:                      FINANCIAL DEBT

The breakdown of this caption was the following:

	06.30.10	12.31.09
Current
Negotiable obligations (Note 16 and Schedule G)	42,444	125,793
Total	42,444	125,793

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 4:                      Continued

	06.30.10	12.31.09
Non-Current
Negotiable obligations (Note 16 and Schedule G)	178,278	41,193
Total	178,278	41,193

NOTE 5:                      SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

	06.30.10	12.31.09
Current
Argentine integrated social security system	138	80
Others	13	7
Provision for bonuses	220	354
Provision for retirement insurance	303	480
Provision for Directors’ and Syndics' fees	38	225
Total	712	1,146

NOTE 6:                      TAX LIABILITIES

The breakdown of this caption was the following:

	06.30.10	12.31.09
Current
Income tax – withholdings to be deposited	131	52
Income tax payable (net)	7,205	-
Tax on personal assets payable – substitute taxpayer	1,430
Provision for income tax (net) (Note 13)	-	21,853
Provision for minimum presumed income tax	620	-
Provision for turnover tax (net)	18	25
Provision for tax on personal assets – substitute taxpayer	2,356	4,278
Total	11,760	26,208

NOTE 7:                      OTHER LIABILITIES

The breakdown of this caption was the following:

	06.30.10	12.31.09
Current
Sundry creditors (Schedule G)	4,725	8
Provision for expenses (Note 11 and Schedule G)	1,835	2,159
Balance of futures contracts to be settled (Note 15)	1,480	8,060
Directors’ qualification bonds	3	3
Total	8,043	10,230

	06.30.10	12.31.09
Non-Current
Provision for expenses (Note 11 and Schedule G)	909	-
Directors’ qualification bonds	6	6
Total	915	6

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 8:                      CAPITAL STATUS

As of June 30, 2010, capital status was as follows:

Capital stock issued, subscribed, paid in and recorded	Face value	Restated at constant currency
Balances as of 06.30.09	1,241,407	1,519,538
Balances as of 12.31.09	1,241,407	1,519,538
Balances as of 06.30.10	1,241,407	1,519,538

NOTE 9:                      ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of June 30, 2010, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other receivables	Financial debt	Salaries and social security contributions	Tax Liabilities	Other liabilities
1st Quarter (*)	17,141	27,006	-	151	8,784	7,899
2nd Quarter (*)	-	147	-	-	-	144
3rd Quarter (*)	-	2	-	523	-	-
4th Quarter (*)	-	435	42,444	38	2,976	-
After one year (*)	-	54,587	178,278	-	-	915
Subtotal falling due	17,141	82,177	220,722	712	11,760	8,958
No set due date	2,297,139	6	-	-	-	-
Past due	-	-	-	-	-	-
Total	2,314,280	82,183	220,722	712	11,760	8,958
Non-interest bearing	2,297,250	26,148	-	712	11,760	8,958
At variable rate	-	56,035	-	-	-	-
At fixed rate	17,030	-	220,722	-	-	-
Total	2,314,280	82,183	220,722	712	11,760	8,958
(*) As from the date of these financial statements.

NOTE 10:                      EQUITY INVESTMENTS

The breakdown of equity investments was the following:

As of June 30, 2010
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	532,719,664
	Total	532,719,765	94.734931	94.734935
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 10:                      Continued

As of December 31, 2009
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	532,551,605
	Total	532,551,706	94.705045	94.705048
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

The financial condition and results of controlled companies were the following:

As of June 30, 2010 (*)
	Assets	Liabilities	Shareholders’ equity	Net income
Banco de Galicia y Buenos Aires S.A.	30,267,847	28,007,787	2,260,060	133,534
Net Investment S.A.	319	119	200	103
Galicia Warrants S.A.	27,581	14,756	12,825	933
Galval Agente de Valores S.A.	5,875	296	5,579	(2,675)
GV Mandataria de Valores S.A.	1,413	1,028	385	226
Sudamericana Holding S.A. (**)	255,059	168,424	86,635	12,834
(*) See Note 1.c.2.
(**) Financial condition and results as of 03.31.10.

Financial condition as of December 31, 2009 and results as of June 30, 2009 (*)
	Assets	Liabilities	Shareholders’ equity	Net income
Banco de Galicia y Buenos Aires S.A.	27,224,687	25,098,165	2,126,522	71,215
Net Investment S.A.	265	217	48	(482)
Galicia Warrants S.A.	28,594	15,202	13,392	(517)
Galval Agente de Valores S.A.	8,605	350	8,255	(2,224)
GV Mandataria de Valores S.A.	1,775	1,616	159	37
Sudamericana Holding S.A. (**)	260,694	169,893	90,801	11,167
(*) See Note 1.c.2.
(**) Financial condition as of 09.30.09 and results as of 03.31.09.

NOTE 11:                      SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

	06.30.10	12.31.09
Assets
Cash and due from banks – current accounts (Note 2)	66	57
Investments – special current accounts (Schedule D)	648	1
Investments – time deposits (Schedules D and G)	14,824	10,363
Other receivables – promissory notes receivable (Note 3 and Schedule G)	56,035	52,757
Other receivables - funds in foreign currency pending settlement (Note 3 and Schedule G) (*)	23,346	-
Total	94,919	63,178
(*) Funds from third parties pending settlement due to placement of Negotiable Obligations.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:                      Continued

	06.30.10	12.31.09
Liabilities
Other liabilities – provision for expenses (Note 7)	335	226
Total	335	226

Banco de Galicia y Buenos Aires S.A. (continued)

	06.30.10	06.30.09
Income
Financial income – interests on special current accounts	-	1
Financial income – interests on time deposits	351	302
Financial income – interests on promissory notes receivable	1,937	1,163
Other income – fixed assets under lease	118	209
Total	2,406	1,675

	06.30.10	06.30.09
Expenses
Administrative expenses (Schedule H)
Trademark leasing	620	564
Bank expenses	4	4
General expenses	162	158
Total	786	726

Banco Galicia Uruguay S.A.

	06.30.10	06.30.09
Income
Financial income – interests on negotiable obligations	-	6
Total	-	6

Galval Agente de Valores S.A.

	06.30.10	12.31.09
Liabilities
Other liabilities – provision for expenses (Note 7 and Schedule G)	27	25
Total	27	25

	06.30.10	06.30.09
Expenses
Administrative expenses (Schedule H)
General expenses	63	37
Total	63	37

Galicia Seguros S.A.

	06.30.10	06.30.09
Income
Other income – fixed assets under lease	147	37
Total	147	37

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:                      Continued

Net Investment S.A.

	06.30.10	12.31.09
Assets
Other receivables - sundry creditors (Note 3)	101	201
Total	101	201

GV Mandataria de Valores S.A.

	06.30.10	12.31.09
Assets
Other receivables - sundry creditors (Note 3)	507	757
Total	507	757

Galicia Warrants S.A.

	06.30.10	12.31.09
Assets
Other receivables - sundry creditors (Note 3)	656	-
Total	656	-

Sudamericana Holding S.A.

	06.30.10	06.30.09
Expenses
Administrative expenses (Schedule H)
General expenses	-	1,924
Financial income and by holding – generated by liabilities
Interests on financial debts (*)	-	11,712
Total	-	13,636
(*) These correspond to the loan for $ 97,000 repaid on 06/04/2009 (See Note 18)

Additionally, the purchase and sale of foreign exchange related to the transactions described in Notes 16 and 18 was carried out with Banco de Galicia y Buenos Aires S.A.

NOTE 12:                      RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13:                      INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Other receivables	Investments	Total
Balances as of 12.31.08	1,271	989	2,260
Charge to income	(1,206)	581	(625)
Others	(65)	-	(65)
Balances as of 12.31.09	-	1,570	1,570
Charge to income	217	(138)	79
Balances as of 06.30.10	217	1,432	1,649

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 13:                      Continued

Liabilities	Fixed assets	Financial debt	Total
Balances as of 12.31.08	7	-	7
Charge to income	(1)	501	500
Balances as of 12.31.09	6	501	507
Charge to income	-	348	348
Balances as of 06.30.10	6	849	855

As the above-mentioned information shows, as of June 30, 2010 and December 31, 2009 the Company’s deferred tax assets amounted to $ 794 and $ 1,063, respectively.

Tax losses recorded by the Company, pending being used, amount to approximately $ 12,742, pursuant to the following breakdown:

Issuance year	Amount	Year due	Deferred tax assets
2010	12,742	2015	4,460

The deferred tax originated from such tax losses has not been recorded by the Company, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 313 and $ 317, as of June 30, 2010 and December 31, 2009, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 41 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting income before tax:

	06.30.10	06.30.09
Income before income tax	98,349	157,669
Income tax rate in force	35%	35%
Result for the period at the tax rate	34,422	55,184
Permanent differences at the tax rate
Increase in income tax
- Expenses not included in tax return	7,200	7,036
- Other causes	270	339
Decrease in income tax
- Results on investments in related institutions	(46,069)	(29,295)
- Other causes	(14)	(4,304)
- Allowance for impairment of value (Schedule E)	4,460	-
Total income tax charge recorded – loss	269	28,960

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 13:                      Continued

	06.30.10	06.30.09
Total income tax charge recorded – loss	269	28,960
Temporary differences
- Variation in assets due to deferred tax	79	(874)
- Variation in liabilities due to deferred tax	(348)	(25)
Total tax determined for tax purposes	-	28,061

Breakdown of net income tax provision:
	06.30.10	12.31.09
Total tax determined for tax purposes	-	23,628
Tax credit	-	(1,775)
Income tax provision (net)	-	21,853

NOTE 14:                      EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2010 and 2009:

	06.30.10	06.30.09
Income for the period	98,080	128,709
Outstanding ordinary shares weighted average	1,241,407	1,241,407
Diluted ordinary shares weighted average	1,241,407	1,241,407
Earnings per ordinary share
- Basic	0.0790	0.1037
- Diluted	0.0790	0.1037

NOTE 15:                      DERIVATIVE INSTRUMENTS

The Company enters into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos.

On May 31, 2010, the contract entered into in fiscal year 2009 was settled, recording a $ (10,329) loss, which was charged to Income for the period.

As of June 30, 2010, the following contracts are outstanding, which are considered ineffective hedging documents:

Reference foreign currency		Amount in the reference foreign currency (in thousands)		Forward exchange rate ($ for US$)	Exchange rate for settlement		Settlement date
US$	(1)	20,000	(2)	4.3210	B.C.R.A.	(3)	03/31/2011
US$	(1)	10,000	(2)	4.4000	B.C.R.A.	(3)	05/31/2011
(1) U.S. Dollars.
(2) The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 3.50 (three pesos and fifty cents), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 3.75 (three pesos and seventy five cents) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(3) Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

Settlement of this transaction at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into contracts regarding derivatives for speculative purposes.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:                      GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated, or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the National Securities Commission, among other characteristics thereof.

By means of resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Class I, Series I and II Negotiable Obligations for a F.V. of US$ 45,000.

On June 4, 2009, Series I and II corresponding to Class I Negotiable Obligations were issued, the main characteristics of which are described as follows:

Series No.	F.V. amount in US$	Issuance price (in thousands of US$)	Term (in days)	Maturity date	Interest rate	Book value $
						06.30.10	12.31.09
I	34,404	0.09268	360	05.30.10	(*)	-	125,793
II	10,596	0.10348	720	05.25.11	Annual nominal 12.5%	42,444	41,193
(*) Series I Negotiable Obligations do not accrue interest as they were issued on a discounted base.

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Class II, Series I, II and III Negotiable Obligations for US$ 45,000.

On June 8, 2010, Series II and III corresponding to Class II Negotiable Obligations were issued, the main characteristics of which are described as follows:

Series No.	F.V. amount in US$	Issuance price (in thousands of US$)	Term (in days)	Maturity date	Interest rate	Book value $
II	18,143	0.10182	721	05.29.12	8%	72,074
III	26,857	0.10128	1078	05.21.13	9%	106,204

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Global Program, which is currently set at a value of up to US$ 60,000, or its equivalent in any other currency, shall now be set at a value of up to US$ 100,000, or its equivalent in any other currency.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:                      ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE NATIONAL SECURITIES COMMISSION

The National Securities Commission (C.N.V.) has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the IASB (International Accounting Standards Board) for certain entities included within the public offering system regulated by Law 17811, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system. The application of such standards shall be compulsory for the Company as from the fiscal year commenced on January 1, 2012. The board of directors approved the specific implementation plan on April 28, 2010.

It is worth noting that Technical Pronouncement No. 26 waives the compulsory application of the International Financial Reporting Standards to companies regarding which, even if they have negotiable securities within the public offering system, whether because of their capital or else their negotiable obligations, the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as companies included in the Financial Institutions Law and insurance companies.

Additionally, Note 2.d. to the consolidated financial statements includes the steps taken by subsidiaries that were forced to adopt the above-mentioned change in regulations.

NOTE 18:                      REPAYMENT OF FINANCIAL DEBTS IN FISCAL YEAR 2009

On January 7, 2009, the loan for US$ 62,000, which matured on July 25, 2009, was repaid in advance through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

Due to the aforementioned transaction, the Company has recorded non-recurring extraordinary income of $ 85,550, which arises from considering the original amount of the loan for US$ 62,000, plus interest that, as of January 6, 2009, amounted to US$ 1,883 and was waived, less the amount of US$ 39,100 for the repayment in full of the debt.

The financing granted by local institutions referred to in the first paragraph was repaid with funds obtained from the issuance of Negotiable Obligations. (See Note 16 to the financial statements.)

NOTE 19:                      SIGNIFICANT EVENTS FOR THE PERIOD

Sale of real estate
On May 7, 2010, the Company entered into a purchase and sale agreement with Galicia Seguros S.A. to sell the property located in Maipú 241, Autonomous City of Buenos Aires, for US$ 2,131. Such sale is subject to the approval of the Argentine Superintendency of Insurance.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Fixed assets and investments in assets of a similar nature
For the six-month period ended June 30, 2010
presented in comparative format.
(Figures stated in thousands of pesos)
Schedule A

Main account	At beginning of year	Increases	Balance at fiscal year end	Depreciations					Net book value	Net book value for previous fiscal year
				Accumulated at beginning of year	Withdrawals	Rate annual %	Amount for the period	Accumulated at the close of year
Real estate	3,446	-	3,446	506	-	2	32	538	2,908	2,940
Furniture and facilities	220	-	220	214	-	20	1	215	5	6
Machines and equipment	449	17	466	402	-	20	9	411	55	47
Vehicles	-	128	128	-	-	20	2	2	126	-
Hardware	270	22	292	244	-	20	6	250	42	26
Totals as of 06.30.10	4,385	167	4,552	1,366	-		50	1,416	3,136	-
Totals as of 12.31.09	4,346	39	4,385	1,269	-		97	1,366	-	3,019

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Goodwill
For the six-month period ended June 30, 2010
presented in comparative format.
(Figures stated in thousands of pesos)

Schedule B

Main account	At beginning of year	Balance at fiscal year end	Depreciations					Net book value	Net book value for previous fiscal year
			Accumulated at beginning of year	Withdrawals	Rate annual %	Amount for the period	Accumulated at the close of year
Goodwill (Schedule C)	12,788	12,788	3,091	-	10	639	3,730	9,058	9,697
Totals as of 06.30.10	12,788	12,788	3,091	-		639	3,730	9,058	-
Totals as of 12.31.09	12,788	12,788	1,812	-		1,279	3,091	-	9,697

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Investments in shares and other negotiable securities
Equity investments
For the six-month period ended June 30, 2010
presented in comparative format.
(Figures stated in thousands of pesos)
Schedule C

Issuance and characteristics of the securities	Class	Face value	Number	Market cost	Market price	Equity method value	Recorded value as of 06.30.10	Recorded value as of 12.31.09
Current investments (*)
E.T.F.s (Schedule G)				-	-	-	-	7,505
Unlisted shares
Mercado a Término de Buenos Aires S.A. (Schedule E)	Book-entry	55.000	1	232	-	111	111	-
Negotiable obligations (Schedule G)				-	-	-	-	5,613
Total				232	-	111	111	13,118
Non-current investments
Corporations. Section 33 of Law No.19550:
Controlled Companies (Note 10 and Schedule G):
Banco de Galicia y Buenos Aires S.A.	Class “A” ordinary	0.001	101	3,028,922	2,050,971	2,194,869	2,194,869	2,072,245
	Class “B” ordinary	0.001	532,719,664
			532,719,765
	Goodwill (Schedule B)			12,788	-	-	9,058	9,697
Galicia Warrants S.A.	Ordinary	0.001	175,000	11,829	-	11,232	11,232	11,728
Galval Agente de Valores S.A.	Ordinary	0.001	49,870,052	13,274	-	5,579	5,579	8,255
Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	181	181	42
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	75,874	75,874	64,644
GV Mandataria de Valores S.A.	Ordinary	0.001	10,800	11	-	346	346	143
Total				3,132,083	2,050,971	2,288,081	2,297,139	2,166,754
(*) Include accrued interests, if applicable.

Issuance and characteristics of the securities	INFORMATION ON THE ISSUING COMPANIES
	Latest financial statements (Note 10)
	Principal line of business	Date	Capital stock		Net income		Shareholders’ equity	Percentage of equity held in the capital stock
Non-current investments
Corporations. Section 33 of Law No.19550:
Controlled Companies (Note 10):
Banco de Galicia y Buenos Aires S.A.	Financial Activities	06.30.10	562,327		133,534	(1)	2,260,060	94.734931
Galicia Warrants S.A.	Issuance of deposit certificates and warrants	06.30.10	200		933	(1)	12,825	87.500000
Galval Agente de Valores S.A.	Custody of Securities	06.30.10	8,255	(2)	(2,675)	(1)	5,579	100.000000
Net Investment S.A.	Information Technology	06.30.10	12		103	(1)	200	87.500000
Sudamericana Holding S.A.	Financial and investment activities	03.31.10	186		19,731	(3)	86,635	87.500337
GV Mandataria de Valores S.A.	Agent	06.30.10	12		226	(1)	385	90.000000
(1) For the six-month period ended 06.30.10.
(2) Equivalent to 49,870,052 thousand Uruguayan pesos.
(3) For the nine-month period ended 03.31.10.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Other Investments
For the six-month period ended June 30, 2010
presented in comparative format.
(Figures stated in thousands of pesos)

Schedule D

Main account and characteristics	Recorded value as of 06.30.10	Recorded value as of 12.31.09
Current investments (*)
Deposits in special current accounts (Note 11 and Schedule G)	2,206	3,234
Mutual Funds (Schedule G)	-	1,786
Time deposits (Note 11 and Schedule G)	14,824	10,585
Total	17,030	15,605
(*) Include accrued interests, if applicable.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Allowances
For the six-month period ended June 30, 2010
presented in comparative format.
(Figures stated in thousands of pesos)

Schedule E

Captions	Balances at beginning of fiscal year	Increases	Withdrawals	Balances at period end	Balances at the close of the previous fiscal year
Deducted from Assets
- Impairment of value of shares	-	121	-	121	-
- Impairment of value of tax losses	-	4,460	-	4,460	-
- Impairment of value of minimum presumed income tax receivables	-	620	-	620	-
Total	-	5,201	-	5,201	-

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Foreign Currency Assets and Liabilities
For the six-month period ended June 30, 2010
presented in comparative format.
(Figures stated in thousands of pesos and thousands of U.S. dollars and/or Euros)

Schedule G

Captions	Amount and type of foreign currency		Exchange rate	Amount in Argentine currency as of 06.30.10	Amount and type of foreign currency		Amount in Argentine currency as of 12.31.09
Assets
Current assets
Cash and due from banks
- Cash in custody in other banks	US$	178.40	3.8910	694	US$	995.48	3,743
Investments
- Deposits in special current accounts	US$	566.70	3.8910	2,205	US$	859.92	3,233
- Time deposits	US$	2,000.33	3.8910	7,783	US$	-	-
- Mutual Funds	US$	-	3.8910	-	US$	1.69	6
- E.T.F.s from abroad	US$	-	3.8910	-	US$	1,996.03	7,505
- Negotiable obligations	US$	-	3.8910	-	US$	1,492.90	5,613
Other receivables
- Promissory notes receivable	US$	577.69	3.8910	2,248	US$	557.56	2,096
- Other	US$	6,000.00	3.8910	23,346	US$	-	-
Total Current Assets				36,276			22,196
Non-current assets

Other receivables
- Promissory notes receivable	US$	13,823.56	3.8910	53,787	US$	13,473.62	50,661
Investments
- Equity investments	US$	1,433.96	3.8910	5,579	US$	2,195.41	8,255
Total Non-Current Assets				59,366			58,916
Total Assets				95,642			81,112
Liabilities
Current liabilities
Financial debt
- Negotiable obligations	US$	10,797.26	3.9310	42,444	US$	33,103.34	125,793
Other liabilities
- Sundry creditors	US$	198.61	3.9310	781	US$	-	-
- Provision for expenses	US$	337.64	3.9310	1,327	US$	303.51	1,153
- Provision for expenses		€7.30	4.8182	35		€2.55	14
Total Current Liabilities				44,587			126,960
Non-current liabilities
Financial debt
- Negotiable obligations	US$	45,351.81	3.9310	178,278	US$	10,840.36	41,193
Other liabilities
- Provision for expenses	US$	147.75	3.9310	581	US$	-	-
Total Non-Current Liabilities				178,859			41,193
Total Liabilities				223,446			168,153
Memorandum Accounts
- Forward purchase of foreign currency	US$	30,000.00	3.9310	117,930	US$	31,000.00	117,800

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Information required by Section 64, subsection b) of Law No. 19550
For the six-month period ended June 30, 2010
presented in comparative format.
(Figures stated in thousands of pesos)

Schedule H

Captions	Total as of 06.30.10	Administrative Expenses	Total as of 06.30.09
Salaries and social security contributions	2,123	2,123	1,434
Bonuses	220	220	117
Entertainment, travel, and per diem	-	-	10
Services to the staff	1	1	5
Training expenses	34	34	50
Retirement insurance	303	303	283
Directors’ and syndics' fees	807	807	550
Fees for services	1,480	1,480	3,462
Taxes	4,441	4,441	5,359
Security services	2	2	2
Insurance	171	171	153
Leases	1	1	-
Stationery and office supplies	26	26	18
Electricity and communications	47	47	40
Maintenance expenses	88	88	6
Depreciation of fixed assets	50	50	49
Bank charges (*)	11	11	82
Condominium Expenses	62	62	34
General expenses (*)	545	545	860
Vehicle expenses	39	39	49
Leasing of brand (*)	33	33	29
Expenses corresponding to the “Global Program for the Issuance of Negotiable Obligations”	593	593	286
Totals	11,077	11,077	12,878
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11 to the financial statements.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Additional Information to the Notes to the Financial Statements
For the six-month period commenced January 1, 2010 and ended
June 30, 2010, presented in comparative format.
(Figures stated in thousands of pesos)

NOTE 1:	SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS None.
NOTE 2:
SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
None.

NOTE 3:	CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
(a) Receivables: See Note 9 to the financial statements.
(b) Debts: See Note 9 to the financial statements.
NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
(a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
(b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
NOTE 5:	BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW 19550 See Note 10 and Schedule C to the financial statements.
NOTE 6:	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
As of June 30, 2010 and December 31, 2009, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree.
NOTE 7:	PHYSICAL INVENTORY OF INVENTORIES As of June 30, 2010 and December 31, 2009, the Company did not have any inventories.
NOTE 8:	CURRENT VALUES
See Notes 1.c. and 1.d. to the financial statements.
NOTE 9:	FIXED ASSETS See Schedule A to the financial statements.
(a) Fixed assets that have been technically appraised: As of June 30, 2010 and December 31, 2009, the Company did not have any fixed assets that have been technically appraised.
(b) Fixed assets not used because they are obsolete: As of June 30, 2010 and December 31, 2009, the Company did not have any obsolete fixed assets which have a book value.
NOTE 10:	EQUITY INVESTMENTS
The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Additional Information to the Notes to the Financial Statements (continued)
(Figures stated in thousands of pesos)
NOTE 11:	RECOVERABLE VALUES

As of June 30, 2010 and December 31, 2009, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:	INSURANCE
As of June 30, 2010 and December 31, 2009, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured assets	Risks covered	Insured amount	Book Value as of 06.30.10	Book Value as of 12.31.09
Building, electronic equipment and/or office assets.	Fire, thunderbolt, explosion and/or theft.	1,040	882	750

NOTE 13:	POSITIVE AND NEGATIVE CONTINGENCIES
a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders’ Equity None.

b)  Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:
As of June 30, 2010 and December 31, 2009, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:	IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
(a) Status of capitalization arrangements: As of June 30, 2010 and December 31, 2009, there were no irrevocable contributions towards future share subscriptions.
(b) Cumulative unpaid dividends on preferred shares: As of June 30, 2010 and December 31, 2009, there were no cumulative unpaid dividends on preferred shares.
NOTE 15:	RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS See Note 12 to the financial statements.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Supplementary and Explanatory Statement by the Board of Directors
For the six-month period commenced January 1, 2010 and ended
June 30, 2010, presented in comparative format.
 (Figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Córdoba Stock Exchange Regulations, the board of directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a)	Receivables:
1)	See Note 9 to the financial statements.
2)	See Notes 3 and 9 to the financial statements.
3)	As of June 30, 2010 and December 31, 2009, the Company had not set up any allowances or provisions.

b)	Inventories:
As of June 30, 2010 and December 31, 2009, the Company did not have any inventories.

B. Non-Current Assets:
a)	Receivables:
See Schedule E.

b)	Inventories:
As of June 30, 2010 and December 31, 2009, the Company did not have any inventories.

c)	Investments:
See Note 10 and Schedule C to the financial statements.

d)	Fixed assets:
1)     As of June 30, 2010 and December 31, 2009, the Company did not have any fixed assets that have been technically appraised.
2)     As of June 30, 2010 and December 31, 2009, the Company did not have any obsolete fixed assets which have a book value.

e)	Intangible assets:
1)	See Note 1.d and Schedules B and C to the financial statements.
2)	As of June 30, 2010 and December 31, 2009, there were no deferred charges.

C. Current Liabilities:
a)	Liabilities:
1)	See Note 9 to the financial statements.
2)	See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and provisions:
See Schedule E.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders’ Equity:
1)   As of June 30, 2010 and December 31, 2009, the Shareholders’ Equity did not include the "Irrevocable Advances towards future share issues" account.
2)   As of June 30, 2010 and December 31, 2009, the Company had not set up any technical appraisal reserve, nor has it reversed any reserve of that kind.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Supplementary and Explanatory Statement by the Board of Directors (continued)
(Figures stated in thousands of pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
2) See Notes 9 and 11 to the financial statements.
3) As of June 30, 2010 and December 31, 2009, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree.
4) See Notes 9 and 11 to the financial statements.
5) As of June 30, 2010 and December 31, 2009, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured assets	Risks covered	Insured amount	Book Value as of 06.30.10	Book Value as of 12.31.09
Building, electronic equipment and/or office assets.	Fire, thunderbolt, explosion and/or theft.	1,040	882	750

6) As of June 30, 2010 and December 31, 2009, there were no contingencies highly likely to occur which have not been given accounting recognition.
7) As of June 30, 2010 and December 31, 2009, the Company did not have any receivables including implicit interests or index adjustments.

As of December 31, 2009, the Company had negotiable obligations issued at a discounted rate. See Note 16 to the financial statements.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, August 9, 2010

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of June 30, 2010 and 2009
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, that are engaged in financial activities as they are understood in the modern economy.

The income for the six-month period ended June 30, 2010 amounted to $ 98,080. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Negotiable Obligations, not convertible into shares, for a maximum outstanding face value that shall not exceed US$ 60,000 (sixty million U.S. dollars), or the equivalent thereof in another currency.

On April 28, 2009, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2008, through the allocation of $ 8,841 to Legal Reserve and $ 167,978 to Discretionary Reserve.

By means of Resolution No. 16113 dated April 29, 2009, the National Securities Commission decided to authorize, with certain conditions, the creation of a Global Program for the Issuance of simple Negotiable Obligations, non-convertible into shares, for a maximum face amount outstanding at any time during the life of the Program that cannot exceed US$ 60,000, or its equivalent in any other currency. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Class I, Series I and II Negotiable Obligations, for a F.V. of US$ 45,000. On June 4, 2009, the above-mentioned Series were issued. (See Note 16 to the financial statements.)

On April 14, 2010, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2009, through the allocation of $ 11,464 to Legal Reserve and $ 217,811 to Discretionary Reserve.

Furthermore, the above-mentioned shareholders’ meeting approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Global Program, which currently is set at a value of up to US$ 60,000, or its equivalent in any other currency, shall now be set at a value of up to US$ 100,000, or its equivalent in any other currency. (See Note 16 to the financial statements.)

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Class II, Series I, II and III Negotiable Obligations, for US$ 45,000. On June 8, 2010, Series II and III corresponding to Class II were issued. (See Note 16 to the financial statements.)

BALANCE SHEET FIGURES

	06.30.10	06.30.09	06.30.08	06.30.07	06.30.06
Assets
Current assets	45,963	43,648	99,336	312,515	321,597
Non-current assets	2,354,868	2,111,556	1,903,272	1,297,621	1,349,049
Total Assets	2,400,831	2,155,204	2,002,608	1,610,136	1,670,646
Liabilities
Current liabilities	62,959	153,322	81,551	7,192	3,722
Non-current liabilities	179,193	42,252	188,233	11	6
Total Liabilities	242,152	195,574	269,784	7,203	3,728
Shareholders’ equity	2,158,679	1,959,630	1,732,824	1,602,933	1,666,918
Total	2,400,831	2,155,204	2,002,608	1,610,136	1,670,646

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”

Informative Review as of June 30, 2010 and 2009
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

INCOME STATEMENT

	06.30.10	06.30.09	06.30.08	06.30.07	06.30.06
Ordinary operating result	121,487	59,230	86,274	(8,613)	(12,174)
Financial results	(24,154)	98,477	(4,280)	7,586	82,642
Other income and expenses	1,016	(38)	(3,675)	558	1,503
Net Operating Income	98,349	157,669	78,319	(469)	71,971
Income Tax	(269)	(28,960)	-	(5,066)	(31,829)
Net income	98,080	128,709	78,319	(5,535)	40,142

RATIOS

	06.30.10	06.30.09	06.30.08	06.30.07	06.30.06
Liquidity	0.73005	0.28468	1.21808	43.45314	86.40435
Credit standing	8.91456	10.01989	6.42301	222.53686	447.13466
Capital assets	0.98052	0.97975	0.95040	0.80591	0.80750

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income Statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Progress made regarding compliance with the Plan for the Implementation of the International Financial Reporting Standards (IFRS)

Pursuant to what was determined by the C.N.V. through General Resolution No. 562/2009, the Company developed a Plan for the Implementation of the IFRS, which was approved by the board of directors at the meeting held on April 28, 2010.

After monitoring the specific plan for the implementation of the IFRS, the board of directors is not aware of any circumstances that may require modifications to the above-mentioned plan or that may indicate a possible departure from the goals and dates set.

Equity investments in other companies
•	Banco de Galicia y Buenos Aires S.A.
See the Notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

•	Net Investment S.A.
The business volume reached during fiscal year 2008 was not enough to cover Net Investment S.A.’s operating expenses. Taking into consideration the economic estimates for fiscal year 2009, Net Investment S.A.’s board of directors decided to refocus its operations and rightsize its structure, pursuant to the new order of activities to be carried out.

Due to the circumstances mentioned in the previous paragraph, Net Investment S.A. entered into agreements for the payment of irrevocable contributions with its shareholders. Such agreements provide for the allocation of irrevocable contributions to cover the losses.

The Ordinary Shareholders’ Meeting held on April 12, 2010, decided to use the irrevocable contributions received as of December 31, 2009, for the absorption of the losses for $ 768 recorded in the balance sheet for the period ended on such date and record the remaining balance of $ 3 under the “Other Reserves” account.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of June 30, 2010 and 2009
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

Taking into consideration the board of director’s search for new business alternatives, and with the purpose of having an interest in other companies that carry out related, accessory and/or supplementary activities to those carried out by Net Investment S.A., at the Extraordinary Shareholders’ Meeting held on June 4, 2010, the shareholders decided to amend the corporate purpose and, consequently, modify section three of the corporate by-laws, which amendment is still pending registration with the Corporation Control Authority. Within the framework of the aforementioned search for new business alternatives, in May 2010, Net Investment S.A. subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company represents 0.23% of corporate capital.

The board of directors is working on finding new business alternatives.

•	Sudamericana Holding S.A.
Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by Sudamericana Holding S.A. is one of the most important aspects of Grupo Financiero Galicia S.A.’s strategy to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal period commenced on January 1, 2010 and ended on June 30, 2010, amounted to $ 187,652.

As of June 30, 2010, these companies had approximately 4.8 million insured in all their lines of business.

From a commercial standpoint, within a more favorable context, Sudamericana Holding S.A. maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase its sales.

As a result of this effort, the premium volume for the second quarter of 2010 exceeded that for the same period of the previous year by 26.7%.

•	Galicia Warrants S.A.

Galicia Warrants S.A. was established in 1993 and since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

Galicia Warrants S.A. has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

For the fiscal year ended December 31, 2009, Galicia Warrants S.A. has recorded income from services for $ 10,854 and income from the sale of the grain storage plant in San Salvador, province of Entre Ríos, of $ 10,629. Net income for the fiscal year was $ 7,725.

As of June 30, 2010, deposit certificates and warrants issued amounted to $ 109,719 regarding merchandise under custody located throughout the country.

During the first quarter, the higher credit offer and the better performance of productive markets allowed Galicia Warrants S.A. to recover the business volumes which had been hit by the crisis that took place at the beginning of 2009, and generated a more optimistic outlook for the rest of this fiscal year.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of June 30, 2010 and 2009
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

•	Galval Agente de Valores S.A.

Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of Galval Agente de Valores S.A. with the Registry of the Stock Exchange.

As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of June 30, 2010, it holds customers’ securities in custody for US$ 113,328, of which US$ 14,002 corresponds to the holding of securities belonging to Grupo Financiero Galicia S.A.

As of June 30, 2010, Galval Agente de Valores S.A. had recorded income of US$ 314, with a recorded net loss of US$ 761.

Results for fiscal year 2010 are subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

The outlook for this fiscal year is mainly related to the possible consolidation of stability and recovery that capital markets have shown during the last months.

Results shall be mainly subject to those variables which, in case they are achieved, could lead to an increase in the purchase and sale of securities, which would directly have an influence on the increase in income for Galval Agente de Valores S.A.

•	GV Mandataria de Valores S.A.

On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.). The equity investment held by Grupo Financiero Galicia S.A. in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

GV Mandataria de Valores S.A.'s main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, GV Mandataria de Valores S.A. entered into an agreement to act as agent of Galval Agente de Valores S.A., which is the only capacity in which GV Mandataria de Valores S.A. currently acts.

Income from services amounted to $ 2,130 for the fiscal period commenced January 1, 2010 and ended June 30, 2010 with a pretax net income of $ 349.

Grupo Financiero Galicia S.A.’s outlook for fiscal year 2010 is basically linked to the development of the Argentine economy, and particularly to the evolution of the financial system.

Autonomous City of Buenos Aires, August 9, 2010

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

1.
In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of June 30, 2010, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the six-month period then ended, as well as supplementary Notes 1 to 19, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the six-month period ended June 30, 2010, with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on August 9, 2010, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2010 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.
Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2010 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2010, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, August 9, 2010

Supervisory Syndics’ Committee

Limited Review Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.
We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2010, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the six-month periods ended June 30, 2010 and 2009, as well as supplementary Notes 1 to 19 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Córdoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2010, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the six-month periods ended June 30, 2010 and 2009, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its shareholders’ equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.
On February 15, 2010 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2009 and 2008 with an unqualified opinion, without qualifications regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5.
Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2009 and 2008 mentioned in item 4, we express the following:

a)
the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2010 and 2009 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b)
the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2009.

6.	As called for by the regulations in force, we report that:

a)
The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)
We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange and the Informative Review as of  June 30, 2010 and 2009, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)
As of June 30, 2010, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $108,486.77, which was not yet due at that date.

Autonomous City of Buenos Aires, August 9, 2010

PRICE WATERHOUSE & CO. S.R.L.